Exhibit 99.1

RENEWAL

ANNUAL INFORMATION FORM

FOR THE YEAR ENDED

DECEMBER 31, 2005

March 15, 2006

TABLE OF CONTENTS

GLOSSARY OF TERMS	1
Conventions	4
Abbreviations	4
Conversion	4
SPECIAL NOTE REGARDING FORWARD LOOKING STATEMENTS	5
PRESENTATION OF OIL AND GAS RESERVES AND PRODUCTION INFORMATION	6
NON-GAAP MEASURES	6
VERMILION ENERGY TRUST	7
General	7
Organizational Structure of the Trust	7
Summary Description of the Business	8
History of Vermilion	9
Significant Acquisition	9
Recent Developments	10
NARRATIVE DESCRIPTION OF THE BUSINESS	10
Stated Business Objectives	10
Description of Properties	10
STATEMENT OF RESERVES DATA AND OTHER OIL AND GAS INFORMATION	11
Reserves and Future Net Revenue	11
Reconciliation of Changes in Net Present Values of Future Net Revenue Discounted at 10%	18
Undeveloped Reserves	19
Future Development Costs	19
Oil and Gas Properties and Wells	20
Costs Incurred	20
Exploration and Development Activities	20
Properties with No Attributed Reserves	21
Abandonment and Reclamation Costs	21
Tax Horizon	22
Production Estimates	22
Production History	22
Marketing	24
ADDITIONAL INFORMATION RESPECTING VERMILION ENERGY TRUST	25
Trust Units	25
Special Voting Rights	25
Unitholders' Limited Liability	25
Issuance of Trust Units	26
Cash Distributions	26
Redemption Right	26
Non-Resident Unitholders	27
Meetings of Unitholders	27
Trustee	27
Delegation of Authority, Administration and Trust Governance	28
Amendments to the Trust Indenture	28
Takeover Bid	28
Termination of the Trust	28
Reporting to Unitholders	29
Distribution Reinvestment and Optional Trust Unit Purchase Plan	29
Unitholder Rights Plan	29
ADDITIONAL INFORMATION RESPECTING VERMILION RESOURCES LTD	33
Management of Vermilion	33

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TABLE OF CONTENTS (Continued)

AUDIT COMMITTEE MATTERS	35
Audit Committee Charter	35
Composition of the Audit Committee	35
External Audit Service Fees	35
Vermilion Share Capital	36
Voting and Exchange Trust Agreement	39
Support Agreement	40
Notes	41
Royalty Agreement	42
MARKET FOR, PRICE RANGE AND TRADING VOLUME OF SECURITIES	43
CONFLICTS OF INTEREST	43
INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS	44
LEGAL PROCEEDINGS	44
MATERIAL CONTRACTS	44
INTERESTS OF EXPERTS	44
TRANSFER AGENT AND REGISTRAR	44
RISK FACTORS	44
Reserve Estimates	44
Volatility of Oil and Natural Gas Prices	44
Changes in Legislation	44
Investment Eligibility	44
Competition	45
Operational Matters	45
Environmental Concerns	45
Kyoto Protocol	45
Debt Service	46
Delay in Cash Distributions	46
Taxation of Vermilion	46
Depletion of Reserves	46
Net Asset Value	47
Return of Capital	47
Nature of Trust Units	47
Unitholders Limited Liability	47
Statutory Remedies	47
Variations in Interest Rates and Foreign Exchange Rates	48
Mutual Fund Trust Status	48
ADDITIONAL INFORMATION	48
SCHEDULE "A" REPORT ON RESERVES DATA BY INDEPENDENT QUALIFIED RESERVES EVALUATOR (FORM 51-101F2)	49
SCHEDULE "B" REPORT OF MANAGEMENT AND DIRECTORS ON OIL AND GAS DISCLOSURE (FORM 51-101F3)	50
SCHEDULE "C" AUDIT COMMITTEE TERMS OF REFERENCE	51

-iii-

GLOSSARY OF TERMS

The following are defined terms used in this Annual Information Form:

"ABCA" means the Business Corporations Act (Alberta), R.S.A. 2000, c. B-9, as amended, including the regulations promulgated thereunder;

"affiliate" when used to indicate a relationship with a person or company, has the same meaning as set forth in the Securities Act (Alberta);

"Arrangement" means the plan of arrangement under the ABCA involving the Trust, Vermilion, Clear and Vermilion Acquisition Ltd., which was completed on January 22, 2003;

"Aventura" means Aventura Energy Inc., a corporation incorporated pursuant to the ABCA;

"Aventura Shares" means the common shares of Aventura;

"board of directors" or "board" means the board of directors of Vermilion;

"Clear" means Clear Energy Inc., a publicly traded oil and natural gas exploration and production company;

"control" means, with respect to control of a body corporate by a person, the holding (other than by way of security) by or for the benefit of that person of securities of that body corporate to which are attached more than 50% of the votes that may be cast to elect directors of the body corporate (whether or not securities of any other class or classes shall or might be entitled to vote upon the happening of any event or contingency) provided that such votes, if exercised, are sufficient to elect a majority of the board of directors of the body corporate;

"Current Market Price of a Trust Unit" means, in respect of a Trust Unit on any date, the weighted average trading price of the Trust Units on the TSX on that date and the nine trading days preceding that date, or, if the Trust Units are not then listed on the TSX, on such other stock exchange or automated quotation system on which the Trust Units are listed or quoted, as the case may be, as may be selected by the board of directors of Vermilion for such purpose; provided, however, that if in the opinion of the board of directors of Vermilion the public distribution or trading activity of Trust Units for that period does not result in a weighted average trading price which reflects the fair market value of a Trust Unit, then the Current Market Price of a Trust Unit shall be determined by the board of directors of Vermilion, in good faith and in its sole discretion, and provided further that any such selection, opinion or determination by such board of directors shall be conclusive and binding and for the purposes of this definition, the weighted average trading price shall be determined by dividing (a) the aggregate dollar trading value of all Trust Units sold on the TSX (or other stock exchange or automated quotation system, if applicable) over the applicable ten trading days by (b) the total number of Trust Units sold on such stock exchange or system during such period;

"Distributable Cash" means all amounts available for distribution during any applicable period to holders of Trust Units;

"Distribution" means a distribution paid by the Trust in respect of the Trust Units, expressed as an amount per Trust Unit;

"Distribution Payment Date" means any date that Distributable Cash is distributed to Unitholders, generally being the 15th day of the calendar month following any Distribution Record Date;

"Distribution Record Date" means the last day of each calendar month or such other date as may be determined from time to time by the Trustee, except that December 31 shall in all cases be a Distribution Record Date;

"DRIP Plan" means the Distribution Reinvestment and Optional Trust Unit Purchase Plan adopted by the Trust;

"Exchangeable Shares" means the Series A exchangeable shares in the capital of Vermilion;

"Exchangeable Share Provisions" means the rights, privileges, restrictions and conditions attaching to the Exchangeable Shares;

2005 Annual Information Form - Vermilion Energy Trust

"Exchange Ratio" means the exchange ratio used to determine the number of Trust Units a holder of Exchangeable Shares is entitled to receive upon an exchange of Exchangeable Shares which, in respect of each Exchangeable Share, was initially equal to one upon completion of the Arrangement, and shall be cumulatively adjusted thereafter by: (a) increasing the Exchange Ratio on each Distribution Payment Date by an amount, rounded to the nearest five (5) decimal places, equal to a fraction having as its numerator the product of the Exchange Ratio immediately prior to the applicable Distribution Payment Date and the Distribution, expressed as an amount per Trust Unit, paid on that Distribution Payment Date, and having as its denominator the Current Market Price of a Trust Unit on the last business day prior to that Distribution Payment Date; and (b) decreasing the Exchange Ratio on each record date for the payment of dividends to holders of Exchangeable Shares by Vermilion, if any, by an amount, rounded to the nearest five (5) decimal places, equal to a fraction having as its numerator the amount of the dividend payable to holders of Exchangeable Shares, expressed as an amount per Exchangeable Share, and having as its denominator the Current Market Price of a Trust Unit on the date that is the last business day prior to that dividend record date. The Exchange Ratio shall also be adjusted in the event of certain other reorganizations or distributions in respect of the Trust Units as necessary on an economic equivalency basis as further described in the Exchangeable Share Provisions;

"Glacier" means Glacier Energy Limited, a private oil and natural gas exploration and producing company;

"GLJ" means GLJ Petroleum Consultants Ltd., independent petroleum engineering consultants of Calgary, Alberta;

"GLJ Report" means the independent engineering evaluation of certain oil, NGL and natural gas interests of the Trust prepared by GLJ dated February 17, 2006 and effective December 31, 2005;

"Income Tax Act" or "Tax Act" means the Income Tax Act (Canada), R.S.C. 1985, c. 1. (5th Supp), as amended, including the regulations promulgated thereunder;

"Insolvency Event" means the institution by Vermilion of any proceeding to be adjudicated to be a bankrupt or insolvent or to be wound up, or the consent of Vermilion to the institution of bankruptcy, dissolution, insolvency or winding-up proceedings against it, or the filing of a petition, answer or consent seeking dissolution or winding-up under any bankruptcy, insolvency or analogous laws, including without limitation the Companies Creditors' Arrangement Act (Canada) and the Bankruptcy and Insolvency Act (Canada), and the failure by Vermilion to contest in good faith any such proceedings commenced in respect of Vermilion within fifteen (15) days of becoming aware thereof, or the consent by Vermilion to the filing of any such petition or to the appointment of a receiver, or the making by Vermilion of a general assignment for the benefit of creditors, or the admission in writing by Vermilion of its inability to pay its debts generally as they become due, or Vermilion not being permitted, pursuant to solvency requirements of applicable law, to redeem any retracted Exchangeable Shares pursuant to the Exchangeable Share Provisions;

"Meeting" means the annual and special meeting of Unitholders of the Trust to be held on May 5, 2006 (or, if adjourned, such other date on which the meeting is held);

"Non-Resident" means (a) a Person who is not a resident of Canada for the purposes of the Tax Act; or (b) a partnership that is not a Canadian partnership for the purposes of the Tax Act;

"Notes" means the unsecured, subordinated notes issued by Vermilion under the Arrangement;

"Partnership" means Vermilion Resources, the partners of which are Vermilion and its wholly-owned subsidiaries, 764031 Alberta Ltd. and 1209963 Alberta Ltd.;

"Permitted Investments" means (a) obligations issued or guaranteed by the government of Canada or any province of Canada or any agency or instrumentality thereof, (b) term deposits, guaranteed investment certificates, certificates of deposit or bankers' acceptances of or guaranteed by any Canadian chartered bank or other financial institutions the short-term debt or deposits of which have been rated at least A or the equivalent by Standard & Poor's Corporation, Moody's Investors Service, Inc. or Dominion Bond Rating Service Limited, and (c) commercial paper rated at least A or the equivalent by Dominion Bond Rating Service Limited, in each case maturing within 180 days after the date of acquisition;

"Pro Rata Share" of any particular amount in respect of a Unitholder at any time shall be the product obtained by multiplying the number of Trust Units that are owned by that Unitholder at that time by the quotient obtained when such a number is divided by the total number of all Trust Units that are issued and outstanding at that time;

2005 Annual Information Form - Vermilion Energy Trust

"Royalty" means the royalty granted under the Royalty Agreement commencing February 1, 2003, entitling the Trust to approximately 99% of the net cash flow generated from the present and future oil and natural gas interests, rights and related tangibles of the Partnership after certain costs, expenditures and deductions;

"Royalty Agreement" means the royalty agreement between the Partnership, Vermilion, 764031 Alberta Ltd. and the Trust dated January 22, 2003 providing for the creation of the Royalty;

"Special Voting Right" means the special voting right of the Trust, issued and certified under the Trust Indenture for the time being outstanding and entitled to the benefits and subject to the limitations set forth therein;

"Subsequent Investment" means those investments which the Trust is permitted to make pursuant to the Trust Indenture;

"Subsidiary" means, in relation to any person, any body corporate, partnership, joint venture, association or other entity of which more than 50% of the total voting power of shares or units of ownership or beneficial interest entitled to vote in the election of directors (or members of a comparable governing body) is owned or controlled, directly or indirectly, by such person;

"Support Agreement" means the support agreement entered into between the Trust and Vermilion Acquisition Ltd. (prior to its amalgamation with Vermilion) on January 16, 2003;

"Trust" means Vermilion Energy Trust, a trust established under the laws of Alberta pursuant to the Trust Indenture;

"Trustee" means Computershare Trust Company of Canada, the initial trustee of the Trust, or such other trustee, from time to time, of the Trust;

"Trust Indenture" means the amended and restated trust indenture dated as of January 15, 2003 between Computershare Trust Company of Canada and Vermilion;

"Trust Subsidiary" means Vermilion Resources Ltd., 1209963 Alberta Ltd., Glacier Energy Limited, 764031 Alberta Ltd., Vermilion Rep S.A.S., Vermilion Resources (Partnership), Vermilion Oil & Gas Netherlands B.V. and Vermilion Oil & Gas Australia Pty Ltd.;

"Trust Unit" or "Unit" means a unit of the Trust issued by the Trust;

"Trust Unit Award Plan" means the Trust Unit Award Incentive Plan of the Trust;

"TSX" means TSX Inc., carrying on business as the Toronto Stock Exchange;

"Unitholder Rights Plan Agreement" means the Trust Unitholder Rights Plan Agreement to be entered into between the Trust and Computershare Trust Company of Canada to establish the new Unitholder Rights Plan to be voted on at the Meeting;

"Unitholders" means holders from time to time of the Trust Units;

"Unit Rights Incentive Plan" means the Unit Rights Incentive Plan of the Trust;

"Verenex" means Verenex Energy Inc., a publicly traded oil and natural gas exploration and production company;

"Vermilion" means Vermilion Resources Ltd.;

"Voting and Exchange Agreement Trustee" means Computershare Trust Company of Canada, the initial trustee under the Voting and Exchange Trust Agreement, or such other trustee, from time to time appointed thereunder; and

"Voting and Exchange Trust Agreement" means the voting and exchange trust agreement entered into on January 16, 2003 between the Trust, Vermilion Acquisition Ltd. (prior to its amalgamation with Vermilion) and the Voting and Exchange Agreement Trustee.

2005 Annual Information Form - Vermilion Energy Trust

Conventions

Unless otherwise indicated, references herein to "$" or "dollars" are to Canadian dollars. All financial information herein has been presented in Canadian dollars in accordance with generally accepted accounting principles in Canada.

Abbreviations

Oil and Natural Gas Liquids		Natural Gas

Bbl	Barrel	Mcf	thousand cubic feet
Bbls	Barrels	Mmcf	million cubic feet
Mbbls	thousand barrels	Bcf	billion cubic feet
Bbls/d	barrels per day	Mcf/d	thousand cubic feet per day
NGLs	natural gas liquids	Mmcf/d	million cubic feet per day
GJ	Gigajoule	MMBTU	million British Thermal Units
GJ/d	gigajoule per day

Other

AECO-C	Intra-Alberta Nova Inventory Transfer Price (NIT net price)
API	American Petroleum Institute
°API	An indication of the specific gravity of crude oil measured on the API gravity scale. Liquid petroleum with a specified gravity of 28 °API or higher is generally referred to as light crude oil
ARTC	Alberta Royalty Tax Credit
BOE
barrel of oil equivalent of natural gas and crude oil on the basis of 1 BOE for 6 (unless otherwise stated) Mcf of natural gas (this conversion factor is an industry accepted norm and is not based on either energy content or current prices)

BOE/D	barrel of oil equivalent per day
m3	cubic metres
MBOE	1,000 barrels of oil equivalent
mmboe	million barrels of oil equivalent
WTI	West Texas Intermediate, the reference price paid in U.S. dollars at Cushing, Oklahoma for crude oil of standard grade
MW/h	Megawatts per hour

Conversion

The following table sets forth certain standard conversion from Standard Imperial Units to the International System of Units (or metric units).

To Convert From	To	Multiply By

Mcf	Cubic metres	28.174
Cubic metres	Cubic feet	35.494
Bbls	Cubic metres	0.159
Cubic metres	Bbls oil	6.290
Feet	Metres	0.305
Metres	Feet	3.281
Miles	Kilometres	1.609
Kilometres	Miles	0.621
Acres	Hectares	0.405
Hectares	Acres	2.471

2005 Annual Information Form - Vermilion Energy Trust

SPECIAL NOTE REGARDING FORWARD LOOKING STATEMENTS

Certain statements included or incorporated by reference in this annual information form may constitute forward-looking statements under applicable securities legislation. Forward-looking statements or information typically contain statements with words such as "anticipate", "believe", "expect", "plan", "intend", "estimate", "propose", or similar words suggesting future outcomes or statements regarding an outlook. Forward looking statements or information in this annual information form may include but are not limited to capital expenditures, business strategy and objectives, reserve quantities and the discounted present value of future net cash flows from such reserves, net revenue, future production levels, exploration plans, development plans, acquisition and disposition plans and the timing thereof, operating and other costs, and royalty rates.

Such forward-looking statements or information are based on a number of assumptions which may prove to be incorrect. In addition to any other assumptions identified in this annual information form, assumptions have been made regarding, among other things:

•	the ability of the Trust to obtain equipment, services and supplies in a timely manner to carry out its activities in Canada and internationally;
•	the ability of the Trust to market oil and natural gas successfully to current and new customers;
•	the timing and costs of pipeline and storage facility construction and expansion and the ability to secure adequate product transportation;
•	the timely receipt of required regulatory approvals;
•	the ability of the Trust to obtain financing on acceptable terms;
•	currency, exchange and interest rates; and
•	future oil and gas prices.

Although the Trust believes that the expectations reflected in such forward-looking statements or information are reasonable, undue reliance should not be placed on forward looking statements because the Trust can give no assurance that such expectations will prove to be correct. Forward-looking statements or information are based on current expectations, estimates and projections that involve a number of risks and uncertainties which could cause actual results to differ materially from those anticipated by the Trust and described in the forward looking statements or information. These risks and uncertainties include but are not limited to:

•	the ability of management to execute its business plan;
•	the risks of the oil and gas industry both domestically and internationally, such as operational risks in exploring for, developing and producing crude oil and natural gas and market demand;
•	risks and uncertainties involving geology of oil and gas deposits;
•	risks inherent in the Trust's marketing operations, including credit risk;
•	the uncertainty of reserves estimates and reserves life;
•	the uncertainty of estimates and projections relating to production, costs and expenses;
•	potential delays or changes in plans with respect to exploration or development projects or capital expenditures;
•	the Trust's ability to enter into or renew leases;
•	fluctuations in oil and gas prices, foreign currency exchange rates and interest rates;
•	health, safety and environmental risks;
•	uncertainties as to the availability and cost of financing;
•	the ability of the Trust to add production and reserves through development and exploration activities;
•	general economic and business conditions;
•	the possibility that government policies or laws may change or governmental approvals may be delayed or withheld;
•	uncertainty in amounts and timing of royalty payments;
•	risks associated with existing and potential future law suits and regulatory actions against the Trust; and
•	other risks and uncertainties described elsewhere in this annual information form or in the Trust's other filings with Canadian securities authorities.

The forward-looking statements or information contained in this annual information form are made as of the date hereof and the Trust undertakes no obligation to update publicly or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise, unless so required by applicable securities laws.

2005 Annual Information Form - Vermilion Energy Trust

PRESENTATION OF OIL AND GAS RESERVES AND PRODUCTION INFORMATION

All oil and natural gas reserve information contained in this annual information form has been prepared and presented in accordance with National Instrument 51-101 Standard of Disclosure for Oil and Gas Activities ("NI 51-101"). The actual oil and natural gas reserves and future production will be greater than or less than the estimates provided in this annual information form. The estimated future net revenue from the production of the disclosed oil and natural gas reserves does not represent the fair market value of these reserves. The Trust has adopted the standard of 6 mcf:1 boe when converting natural gas to barrels of oil equivalent. Boes may be misleading, particularly if used in isolation. A boe conversion ratio of 6 mcf:1 boe is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

NON-GAAP MEASURES

In this annual information form the Trust uses the terms "cash flow", “adjusted cash flow”, "funds flow from operations" and “distributable cash” to refer to the amount of cash available for distribution to Unitholders and as indicators of financial performance. "Cash flow", "adjusted cash flow", "funds flow from operations" and “distributable cash” are not measures recognized by Canadian generally accepted accounting principles ("GAAP") and do not have standardized meanings prescribed by GAAP. Therefore, "cash flow", "adjusted cash flow", "funds flow from operations" and “distributable cash” of the Trust may not be comparable to similar measures presented by other issuers, and investors are cautioned that "cash flow", "adjusted cash flow" "funds flow from operations" and “distributable cash” should not be construed as alternatives to net earnings, cash flow from operating activities or other measures of financial performance calculated in accordance with GAAP. All references to "cash flow", "adjusted cash flow", "funds flow from operations" and “distributable cash” are based on cash flow before changes in non-cash working capital related to operating activities and site restoration expenditures, as presented in the consolidated financial statements of the Trust. The actual amount of cash that is distributed cannot be assured and future distributions may vary. The Trust uses such terms as an indicator of financial performance because such terms are commonly utilized by investors to evaluate royalty trusts and income funds in the oil and gas sector. The Trust believes that such terms are useful supplemental measures as they provide investors with information of what cash is available for distribution from the Trust to Unitholders in such periods.

2005 Annual Information Form - Vermilion Energy Trust

VERMILION ENERGY TRUST

General

Vermilion Energy Trust is an open-end unincorporated investment trust governed by the laws of the Province of Alberta and formed on December 16, 2002 pursuant to the Trust Indenture. The head and principal office of the Trust is located at Suite 2800, 400 - 4th Avenue, S.W., Calgary, Alberta, T2P 0J4.

Organizational Structure of the Trust

The following diagram describes the intercorporate relationships among the Trust and each of its material subsidiaries as at December 31, 2005, where each subsidiary was incorporated or formed, the percentage of votes attaching to all voting securities of each subsidiary beneficially owned by Vermilion, as well as the flow of cash from the oil and gas properties held by such subsidiaries to the Trust, and from the Trust to the Unitholders. Reference should be made to the appropriate sections of this annual information form for a complete description of the structure of the Trust.

Notes:
(1)	The Unitholders own 100% of the Trust Units.
(2)	Cash distributions are made to Unitholders monthly based on the Trust's cash flow.
(3)
Cash flow represents payments made by Vermilion to the Trust in respect of principal and interest payments on the Notes. In addition to such payments, dividends may also be paid on the common shares of Vermilion.

(4)	Cash flow represents payments made by the Partnership under the Royalty Agreement.
(5)
The Trust will invest funds raised through any subsequent issuance of Trust Units in additional securities of Vermilion to enable Vermilion to make capital expenditures. In addition, the Trust may reinvest a portion of the income received from Vermilion as well as any repayments of principal on the Notes in securities of Vermilion to enable Vermilion to make capital expenditures.

2005 Annual Information Form - Vermilion Energy Trust

Summary Description of the Business

Vermilion Energy Trust

The Trust was established to acquire and hold, directly and indirectly, interests in petroleum and natural gas properties. Cash flow from the properties is flowed from Vermilion to the Trust by way of interest payments and principal repayments on the Notes and dividends declared on the common shares of Vermilion, and from the Partnership to the Trust by way of royalty payments under the Royalty Agreement. Under the terms of the Trust Indenture, the Trust is also entitled to:

(a)
acquire or invest in securities of Vermilion and in the securities of any other entity including without limitation, bodies corporate, partnerships or trusts, and borrowing funds or otherwise obtaining credit for that purpose;

(b)
acquire royalties in respect of Canadian resource properties as defined in the Tax Act and making any deferred royalty purchase payments which may be required with respect to such royalties; provided however that in no event shall the Trust invest in any royalties which constitute an interest in land or a covenant running with the properties with respect to which such royalties relate;

(c)	dispose of any part of the property of the Trust, including, without limitation, any securities of Vermilion;

(d)
temporarily hold cash and investments for the purposes of paying the expenses and the liabilities of the Trust, making other Permitted Investments as contemplated by the Trust Indenture, paying amounts payable by the Trust in connection with the redemption of any Trust Units, and making distributions to Unitholders; and

(e)	pay costs, fees and expenses associated with the foregoing purposes or incidental thereto.

The Trustee is prohibited from acquiring any investment which would result in the Trust not being considered either a "unit trust" or a "mutual fund trust" for purposes of the Tax Act.

The Trustee may declare payable to the Unitholders all or any part of the net income of the Trust. It is currently anticipated that the only income to be received by the Trust will be from the interest received on the principal amount of Notes, royalty income pursuant to the Royalty Agreement, and dividends on the common shares of Vermilion. The Trust currently makes monthly cash distributions to Unitholders of the interest income earned from the Notes, income earned under the Royalty Agreement and dividends received on the common shares of Vermilion, after expenses, if any, and any cash redemptions of Trust Units.

Unitholders receive monthly distributions of the cash flow generated by Vermilion and distributed to Unitholders through the Trust. The Trust currently employs a strategy which: (i) provides Unitholders with a competitive annual cash on cash yield through monthly cash distributions, (ii) ensures that Vermilion's existing assets are maintained at a level that provides sustainable ongoing cash flow, and (iii) continues to expand the business of the Trust through the development of growth opportunities that are intended to provide long-term stable cash flows and be accretive to the existing Unitholders. The Trust intends to finance acquisitions through bank financing and the issuance of additional Trust Units from treasury, while maintaining prudent leverage.

Vermilion Resources Ltd.

Vermilion Resources Ltd. was incorporated under the ABCA on November 23, 1993. On January 1, 2003, Vermilion amalgamated with its wholly-owned subsidiary, 973675 Alberta Ltd. and on January 15, 2003, Vermilion amalgamated with its wholly-owned subsidiaries, Big Sky Resources Inc., Vermilion Gas Marketing Inc. and 962134 Alberta Ltd. On January 22, 2003, Vermilion was amalgamated with Vermilion Acquisition Ltd. pursuant to the Arrangement. Where the information in this annual information form is as of a date prior to January 22, 2003, the terms "Vermilion" or "Vermilion Resources Ltd." shall refer to Vermilion Resources Ltd. prior to its amalgamation with Vermilion Acquisition Ltd. under the Arrangement.

The Trust is the sole holder of Vermilion common shares. Certain former shareholders of Vermilion own Exchangeable Shares of Vermilion in accordance with the elections made by such holders under the Arrangement. Vermilion continues to carry on an oil and natural gas business similar to that carried on by Vermilion prior to the Arrangement becoming effective.

The head office of Vermilion is located at Suite 2800, 400 - 4th Avenue S.W., Calgary, Alberta, T2P 0J4 and its registered office is located at Suite 3700, 400 - 3rd Avenue S.W., Calgary, Alberta, T2P 4H2.

2005 Annual Information Form - Vermilion Energy Trust

History of Vermilion

The following describes the development of Vermilion's business over the last three completed financial years.

On January 15, 2003 the shareholders of Vermilion approved the reorganization of Vermilion by way of a plan of arrangement under the ABCA into Vermilion Energy Trust and Clear Energy Inc. The Arrangement was completed on January 22, 2003 and resulted in former Vermilion shareholders and option holders owning all of the issued and outstanding common shares of Clear and all of the issued and outstanding Trust Units, and the Trust owning all of the issued and outstanding common shares of Vermilion.

Following the completion of the Arrangement, Vermilion completed certain transactions with Aventura pursuant to which Vermilion transferred all of its 40% participating interest in, and operatorship of, the Central Block onshore Trinidad to Aventura in exchange for Aventura Shares. Vermilion also acquired from Aventura a 25% gross overriding royalty which was held by Aventura on certain of Vermilion's non-operated interests and properties located in Bottrel, Alberta for cash consideration of $6.3 million.

On May 6, 2004 all the Aventura Shares were acquired by BG Canada Ltd. on the basis of $5.10 per share pursuant to a take-over bid for an aggregate consideration of $228 million. As a result of the completion of the acquisition of Aventura by BG Canada Ltd., Vermilion received an aggregate $165 million for its Aventura Shares.

On May 19, 2004 Vermilion closed the acquisition of certain oil and gas producing properties in the Netherlands for $80.5 million (effective January 1, 2004). Vermilion acquired 5,900 BOE/D of predominantly onshore producing gas properties. The acquisition added 14.3 mmboe of proved (P90) reserves and 17.4 mmboe of proved plus probable (P50) reserves to Vermilion.

On June 29, 2004 Vermilion completed the formation and initial financing of an international exploration company, Verenex. Verenex's mandate includes the acceleration of Vermilion's exploration efforts in France. As part of a series of transactions, Vermilion exchanged an interest in certain exploration lands in France together with a gross overriding royalty on certain of Vermilion's non-operated interests and properties located in Bottrel, Alberta for common shares of Verenex. In an initial public financing in June of 2004, Verenex raised over $30 million, of which Vermilion subscribed for $5 million. In December 2005, Verenex completed a bought deal financing raising $26.1 million of which Vermilion subscribed for $10 million. Vermilion holds approximately 49% of the Verenex common shares outstanding as of March 15, 2006.

In June 2004 Vermilion entered into a joint venture agreement with Glacier, covering the development of coal bed methane and shallow gas on lands held by the Trust in Central Alberta. Pursuant to the joint venture agreement, the Trust sold 50% of the Trust's working interest in the coal bed methane and shallow gas rights on over 40,000 acres of land in exchange for 5.4 million common shares of Glacier. On December 7, 2005 Vermilion completed the acquisition of the remaining Glacier shares not held by Vermilion for total consideration of $91.6 million, including $4.6 million of debt. The acquisition enabled the Trust to control its central Alberta coalbed methane and shallow gas program.

On March 31, 2005 Vermilion closed the acquisition of certain oil producing properties in Australia for $95.0 million (effective January 1, 2005). Vermilion acquired 4,800 BOE/D of offshore producing oil properties. See "Significant Acquisition - Australia Acquisition".

As at March 15, 2006 Vermilion had 254 full time employees of which 93 employees were located in its head office, 26 employees in its Canadian field offices, 44 employees in France, 15 employees in the Netherlands and 5 employees in Australia.

Significant Acquisition

Australia Acquisition

On March 31, 2005, the Trust entered into an agreement to purchase 4,800 BOE/D of production, 12.1 MMBOE of proven (P90) reserves and 16.0 of proven plus probable reserves in Australia through the Trust's wholly owned subsidiary, Vermilion Oil & Gas Australia Pty Ltd ("Vermilion Australia").

The purchase price for this acquisition was $95.0 million. Standard purchase adjustments were made at closing (cash flow received by the vendor over the first three months of 2005, net of interest on the purchase price) resulting in a cash closing cost to the Trust of $90.3 million. The transaction was financed entirely through Vermilion's credit facility.

2005 Annual Information Form - Vermilion Energy Trust

The acquisition included a 60% operated interest in an offshore field located on Western Australia's Northwest Shelf.

Further information with respect to the acquisition is set forth in the business acquisition report filed on the System for Electronic Document Analysis and Retrieval (SEDAR - www.sedar.com) on June 15, 2005, and which has been incorporated by reference into this annual information form.

Recent Developments

On March 6, 2006, Vermilion announced that a wholly-owned subsidiary has entered into an agreement with a French subsidiary of Exxon Mobil Corporation to purchase its 89.886% shareholding in Esso Rep. The purchase price for the proposed transaction is approximately C$185 million with an effective date of July 1, 2005, subject to working capital closing adjustments. Closing is subject to the satisfaction of all conditions precedent and the receipt of all necessary regulatory approvals and is anticipated to occur before the end of the second quarter of 2006.

As of the effective date, Esso Rep’s total production averaged 4,370 Bbls/d from assets located in France that are adjacent and highly complementary to Vermilion’s existing assets in France. Vermilion estimates its share of the acquired production will average approximately 3,500 in the calendar year 2006. The acquisition will add 11.2 mmboe of proved (P90) reserves and 15.5 mmboe of proved plus probable (P50) reserves to Vermilion.

NARRATIVE DESCRIPTION OF THE BUSINESS

Stated Business Objectives

Vermilion is actively engaged in the business of oil and natural gas exploitation, development, acquisition and production in Canada, France, the Netherlands and Australia. Vermilion's business plan is to maximize returns to the Trust from its oil and natural gas properties and related assets. Where possible, Vermilion will seek to expand its reserve base through the selective addition of high-quality, long-life reserves with low risk development opportunities.

In reviewing potential participations or acquisitions, Vermilion will consider a number of factors, including: (a) the present value of the future revenue from such properties from the proved producing, total proved and proved plus probable reserves; (b) the amount of potential for additional reservoir development; (c) whether sufficient infrastructure exists in the prospect to provide for increased activity; (d) the cost of any potential development; (e) investments in properties that exhibit medium to long life reserves and stable production base; and (f) the ability of Vermilion to enhance the value of acquired properties through additional exploitation efforts and additional development drilling. The board of directors of Vermilion may, in its discretion, approve asset or corporate acquisitions or investments that do not conform to these guidelines based upon the board's consideration of the qualitative aspects of the subject properties including risk profile, technical upside, reserve life, asset quality and the Trust's business prospects.

Description of Properties

The following is a description of the oil and natural gas properties, plants, facilities and installations in which Vermilion has an interest and that are material to Vermilion's operations and exploration activities. The production numbers stated refer to Vermilion's working interest share before deduction of Crown, freehold and other royalties. Reserve amounts are stated, before deduction of royalties, as at December 31, 2005, based on forecast cost and price assumptions as evaluated in the GLJ Report.

Canada Assets

Vermilion’s production in Canada is located primarily in six areas, all in Alberta: Drayton Valley, Slave Lake, Athabasca, Southern Foothills, Central Alberta and Peace River. Vermilion’s main producing gas area is Drayton Valley, while Slave Lake is the main oil producing area. Athabasca, Central Alberta and Peace River are mainly gas and Southern Foothills is primarily a non-operated project area.

In Canada, Vermilion holds an average working interest of 66.6% in 266,635 (177,572 net) acres of developed land, 360 (257 net) producing natural gas wells and 305 (206 net) producing oil wells as at December 31, 2005. Vermilion operates two natural gas plants and has an ownership interest in a third, resulting in combined gross processing capacity of over 75 Mmcf/d. In addition, Vermilion has treating capacity of over 13,000 Bbls/d of oil in four oil batteries.

2005 Annual Information Form - Vermilion Energy Trust

For the year ended December 31, 2005, production in Canada averaged approximately 38.4 Mmcf/d of natural gas and 4,870 Bbls/d of oil and NGLs.

The GLJ Report assigned 30,532 MBOE of total proven reserves and 44,924 MBOE of proved plus probable reserves to Vermilion's properties located in Canada as at December 31, 2005.

France Assets

Vermilion's main producing areas in France are located in the Aquitaine Basin which is southwest of Bordeaux, France and in the Paris Basin, located just east of Paris. Vermilion's assets in France are primarily oil producing properties. The Paris Basin area contains five producing fields and one main oil battery at Vaudoy. Vermilion holds a 100% working interest in 68,809 acres of developed land in the Aquitaine and Paris basins. The South Aquitaine area is the only non-operated producing property with a 30.2% working interest in 8,320 (2,512 net) acres of developed land. Vermilion has 130 (118 net) producing oil wells in France as at December 31, 2005.

For the year ended December 31, 2005, Vermilion's production in France averaged approximately 5,478 Bbls/d of oil and 1.3 mmcf/d of natural gas.

The GLJ Report assigned 24,473 MBOE of total proven reserves and 35,410 MBOE of proved plus probable reserves to Vermilion's properties located in France.

Netherlands Assets

Vermilion's Netherlands assets consist of six onshore concessions and one offshore concession located in the northern part of the country. Production consists solely of natural gas with a small amount of related condensate. The assets include three gas treatment centres. Vermilion holds an approximate 64% working interest over the six concessions in 456,675 (293,095 net) acres of developed land and 52 (41 net) producing gas wells as at December 31, 2005.

For the year ended December 31, 2005, Vermilion's production in the Netherlands averaged 28 Bbls/d of NGLs and 28.7 mmcf/d of natural gas.

The GLJ Report assigned 10,962 MBOE of total proven reserves and 14,123 MBOE of proven plus probable reserves to Vermilion's properties located in the Netherlands.

Australia Assets

Vermilion's Australia assets consist of a 60% operated interest in an offshore field located on Western Australia's northwest shelf. Production consists solely of oil. Vermilion holds a 60% working interest in the Wandoo block, which comprises of 241.1 square kilometres and is considered a production license. All acreage therefore is classified as producing.

For the year ended December 31, 2005, Vermilion's production in the Australia averaged 3,391 Bbls/d of oil representing production for the period March 31, 2005, the date Vermilion acquired such Australian assets, to December 31, 2005 averaged over the full year.

The GLJ Report assigned 12,405 MBOE of total proven reserves and 16,197 MBOE of proven plus probable reserves to Vermilion's properties located in Australia.

STATEMENT OF RESERVES DATA AND OTHER OIL AND GAS INFORMATION

Reserves and Future Net Revenue

The following is a summary of the oil and natural gas reserves and the value of future net revenue of Vermilion as evaluated by GLJ. Pricing used in the forecast and constant price evaluations is set forth in the notes to the tables.

Information contained in this section is effective December 31, 2005 unless otherwise stated. The reserves information was prepared on February 17, 2006.

2005 Annual Information Form - Vermilion Energy Trust

All evaluations of future net production revenue set forth in the tables below are stated after overriding and lessor royalties, Crown royalties, freehold royalties, mineral taxes, direct lifting costs, normal allocated overhead and future capital investments including abandonment and reclamation obligations. It should not be assumed that the discounted future net production revenue estimated by the GLJ Report represents the fair market value of the reserves. Other assumptions relating to the costs, prices for future production and other matters are included in the GLJ Report. There is no assurance that the future price and cost assumptions used in the GLJ Report will prove accurate and variances could be material.

Reserves for Canada, France, the Netherlands and Australia are established using deterministic methodology. Total Proved Reserves are established at the 90 percent probability (P90) level. There is a 90 percent probability that the actual reserves recovered will be equal to or greater than the P90 reserves. Total Proved Plus Probable Reserves are established at the 50 percent probability (P50) level. There is a 50 percent probability that the actual reserves recovered will be equal to or greater than the P50 reserves.

Vermilion accounts for its investment in Verenex using the equity method and therefore the reserves of Verenex are not included in the tables below, except to the extent of Vermilion’s working interest.

The Report on Reserves Data by Independent Qualified Reserves Evaluator in Form 51-101F2 and the Report of Management and Directors on Oil and Gas Disclosure in Form 51-101F3 are contained in Schedules "A" and "B", respectively.

The following tables provide reserves data and a breakdown of future net revenue by component and production group using forecast prices and costs and constant prices and costs.

Oil and Gas Reserves - Based on Constant Prices and Costs(8)

	Light and Medium Oil			Natural Gas		Natural Gas Liquids		BOEs
	Gross(1)	Net(1)	Gross(1)	Net(1)	Gross(1)	Net(1)	Gross(1)	Net(1)
	(mbbl)	(mbbl)	(mmcf)	(mmcf)	(mbbl)	(mbbl)	(mboe)	(mboe)
Proved Developed Producing(2)(5)
Canada	8,418	7,688	74,369	59,245	3,269	2,154	24,082	19,716
France	21,740	19,319	2,545	2,355	-	-	22,164	19,712
Netherlands	-	-	64,845	64,845	99	99	10,907	10,907
Australia	11,335	11,335	-	-	-	-	11,335	11,335
Total	41,493	38,342	141,759	126,445	3,368	2,253	68,488	61,670
Proved Developed Non-Producing(2)(6)
Canada	64	61	9,897	8,656	150	105	1,864	1,609
France	362	319	-	-	-	-	362	319
Netherlands	-	-	355	355	1	1	60	60
Australia	1,080	1,080	-	-	-	-	1,080	1,080
Total	1,506	1,460	10,252	9,011	151	106	3,366	3,068
Proved Undeveloped(2)(7)
Canada	318	278	28,076	24,394	89	56	5,086	4,400
France	2,196	2,085	-	-	-	-	2,196	2,085
Netherlands	-	-	157	157	-	-	26	26
Australia	-	-	-	-	-	-	-	-
Total	2,514	2,363	28,233	24,551	89	56	7,308	6,511
Total Proved(2)
Canada	8,801	8,027	112,343	92,295	3,508	2,315	31,033	25,725
France	24,298	21,723	2,545	2,355	-	-	24,722	22,116
Netherlands	-	-	65,356	65,356	100	100	10,993	10,993
Australia	12,414	12,414	-	-	-	-	12,414	12,414
Total	45,513	42,164	180,244	160,006	3,608	2,415	79,162	71,248
Total Probable(3)
Canada	2,006	1,836	63,489	51,287	1,978	1,299	14,566	11,683
France	10,877	9,897	468	429	-	-	10,955	9,969
Netherlands	-	-	18,886	18,886	30	30	3,178	3,178
Australia	4,758	4,758	-	-	-	-	4,758	4,758
Total	17,641	16,491	82,843	70,602	2,008	1,329	33,457	29,588
Total Proved Plus Probable(2)(3)
Canada	10,807	9,863	175,832	143,582	5,487	3,614	45,599	37,407
France	35,174	31,620	3,014	2,784	-	-	35,676	32,084
Netherlands	-	-	84,242	84,242	129	129	14,169	14,169
Australia	17,172	17,172	-	-	-	-	17,172	17,172
Total	63,153	58,655	263,088	230,608	5,616	3,743	112,616	100,832

2005 Annual Information Form - Vermilion Energy Trust

Net Present Values of Future Net Revenue - Based on Constant Prices and Costs(8)

	Before Deducting Income Taxes Discounted At					After Deducting Income Taxes Discounted At
	0%	5%	10%	15%	20%	0%	5%	10%	15%	20%
	(M$)	(M$)	(M$)	(M$)	(M$)	(M$)	(M$)	(M$)	(M$)	(M$)
Proved Developed Producing(2)(5)
Canada	900,648	674,881	546,530	463,849	405,944	900,648	674,881	546,530	463,849	405,944
France	973,505	650,904	495,039	404,408	344,970	654,905	443,513	340,380	279,815	239,735
Netherlands	256,230	212,326	183,678	163,207	147,656	172,469	142,418	122,658	108,497	97,741
Australia	421,279	359,520	308,855	269,066	237,966	237,097	212,113	186,113	163,744	145,485
Total	2,551,662	1,897,631	1,534,102	1,300,530	1,136,536	1,965,119	1,472,925	1,195,681	1,015,905	888,905
Proved Developed Non-Producing(2)(6)
Canada	67,660	54,137	45,029	38,517	33,641	67,660	54,137	45,029	38,517	33,641
France	15,827	11,327	8,647	6,900	5,679	10,596	7,655	5,879	4,709	3,884
Netherlands	422	529	603	653	686	284	354	402	433	453
Australia	76,854	61,868	51,839	44,469	38,762	45,128	36,111	30,395	26,235	22,989
Total	160,763	127,861	106,118	90,539	78,768	123,668	98,257	81,705	69,894	60,967
Proved Undeveloped(2)(7)
Canada	152,403	100,303	68,532	47,957	33,966	152,404	100,303	68,532	47,958	33,966
France	118,636	80,031	60,405	48,383	40,183	76,267	50,476	37,279	29,180	23,661
Netherlands	1,068	848	668	528	419	566	371	241	150	83
Australia	-	-	-	-	-	-	-	-	-	-
Total	272,107	181,182	129,605	96,868	74,568	229,237	151,150	106,052	77,288	57,710
Total Proved(2)
Canada	1,120,711	829,320	660,091	550,323	473,551	1,120,712	829,320	660,091	550,323	473,551
France	1,107,968	742,262	564,092	459,691	390,832	741,768	501,644	383,538	313,704	267,280
Netherlands	257,720	213,703	184,950	164,388	148,762	173,319	143,143	123,301	109,080	98,277
Australia	498,133	421,388	360,694	313,535	276,728	282,225	248,224	216,508	189,979	168,474
Total	2,984,532	2,206,673	1,769,827	1,487,937	1,289,873	2,318,024	1,722,331	1,383,438	1,163,086	1,007,582
Total Probable(3)
Canada	488,488	294,129	201,027	148,061	114,340	488,488	294,129	201,026	148,062	114,340
France	520,503	288,629	190,337	137,449	104,844	336,218	184,058	119,234	84,312	62,826
Netherlands	118,817	79,420	57,088	43,176	33,881	67,556	44,746	31,706	23,546	18,083
Australia	203,765	139,474	100,078	75,969	60,626	125,994	88,625	63,368	47,517	37,451
Total	1,331,573	801,652	548,530	404,655	313,691	1,018,256	611,558	415,334	303,437	232,700
Total Proved Plus Probable(2)(3)
Canada	1,609,199	1,123,450	861,118	698,384	587,891	1,609,200	1,123,450	861,117	698,384	587,891
France	1,628,471	1,030,891	754,428	597,140	495,676	1,077,986	685,702	502,772	398,016	330,106
Netherlands	376,537	293,123	242,038	207,565	182,643	240,875	187,889	155,007	132,626	116,360
Australia	701,898	560,862	460,772	389,504	337,354	408,219	336,849	279,876	237,496	205,925
Total	4,316,105	3,008,326	2,318,356	1,892,593	1,603,564	3,336,280	2,333,890	1,798,772	1,466,522	1,240,282

Total Future Net Revenue (Undiscounted) - Based on Constant Prices and Costs(8)

	Revenue (M$)	Royalties (M$)	Operating Costs (M$)	Capital Development Costs (M$)	Abandonment and Reclamation Costs (M$)	Future Net Revenue Before Income Taxes (M$)	Income Taxes (M$)	Future Net Revenue After Income Taxes (M$)
Total Proved(2)
Canada	1,923,222	292,396	413,433	77,443	19,239	1,120,712	-	1,120,712
France	1,545,133	160,790	244,519	20,702	11,153	1,107,969	366,201	741,768
Netherlands	567,880	-	229,156	30,326	50,677	257,720	84,402	173,319
Australia	799,614	-	217,975	15,271	68,234	498,133	215,908	282,225
Total	4,835,849	453,186	1,105,083	143,742	149,303	2,984,534	666,511	2,318,024
Total Proved Plus Probable(2)(3)
Canada	2,805,579	454,182	579,232	140,778	22,187	1,609,200	-	1,609,200
France	2,250,314	222,667	314,990	71,597	12,589	1,628,472	550,485	1,077,986
Netherlands	732,050	-	263,113	37,455	54,944	376,538	135,663	240,875
Australia	1,106,067	-	317,214	18,721	68,234	701,897	293,678	408,219
Total	6,894,010	676,849	1,474,549	268,551	157,954	4,316,107	979,826	3,336,280

2005 Annual Information Form - Vermilion Energy Trust

Future Net Revenue by Production Group - Based on Constant Prices and Costs(8)

	Production Group	Future Net Revenue Before Income Taxes (Discounted at 10% Per Year) (M$)
Total Proved(2)	Light and medium crude oil	1,121,941
	Associated gas and non-associated gas	647,886

Total Proved Plus Probable(2)(3)	Light and medium crude oil	1,440,842
	Associated gas and non-associated gas	877,514

Oil and Gas Reserves - Based on Forecast Prices and Costs(9)

	Light and Medium Oil		Natural Gas		Natural Gas Liquids			BOEs
	Gross(1)	Net(1)	Gross(1)	Net(1)	Gross(1)	Net(1)	Gross(1)	Net(1)
	(mbbl)	(mbbl)	(mmcf)	(mmcf)	(mbbl)	(mbbl)	(mboe)	(mboe)
Proved Developed Producing(2)(5)
Canada	8,120	7,399	73,420	58,437	3,228	2,137	23,585	19,276
France	21,529	19,128	2,308	2,138	-	-	21,914	19,484
Netherlands	-	-	64,669	64,669	98	98	10,876	10,876
Australia	10,655	10,655	-	-	-	-	10,655	10,655
Total	40,304	37,182	140,397	125,244	3,326	2,235	67,030	60,291
Proved Developed Non-Producing(2)(6)
Canada	64	61	9,891	8,653	150	105	1,863	1,608
France	362	319	-	-	-	-	362	319
Netherlands	-	-	355	355	1	1	60	60
Australia	1,750	1,750	-	-	-	-	1,750	1,750
Total	2,176	2,130	10,246	9,008	151	106	4,035	3,737
Proved Undeveloped(2)(7)
Canada	318	278	28,060	24,379	89	56	5,084	4,397
France	2,196	2,085	-	-	-	-	2,196	2,085
Netherlands	-	-	157	157	-	-	26	26
Australia	-	-	-	-	-	-	-	-
Total	2,514	2,363	28,217	24,536	89	56	7,306	6,508
Total Proved(2)
Canada	8,503	7,738	111,371	91,468	3,467	2,298	30,532	25,281
France	24,088	21,531	2,308	2,138	-	-	24,473	21,887
Netherlands	-	-	65,180	65,180	99	99	10,962	10,962
Australia	12,405	12,405	-	-	-	-	12,405	12,405
Total	44,996	41,674	178,859	158,786	3,566	2,397	78,372	70,535
Total Probable(3)
Canada	1,915	1,747	63,042	50,909	1,970	1,300	14,392	11,532
France	10,860	9,883	462	423	-	-	10,937	9,954
Netherlands	-	-	18,782	18,782	30	30	3,160	3,160
Australia	3,792	3,792	-	-	-	-	3,792	3,792
Total	16,567	15,422	82,286	70,114	2,000	1,330	32,281	28,438
Total Proved Plus Probable(2)(3)
Canada	10,418	9,485	174,413	142,378	5,437	3,598	44,924	36,813
France	34,948	31,414	2,770	2,561	-	-	35,410	31,841
Netherlands	-	-	83,962	83,962	129	129	14,123	14,123
Australia	16,197	16,197	-	-	-	-	16,197	16,197
Total	61,563	57,096	261,145	228,901	5,566	3,727	110,654	98,974

2005 Annual Information Form - Vermilion Energy Trust

Net Present Values of Future Net Revenue - Based on Forecast Prices and Costs(9)

	Before Deducting Income Taxes Discounted At					After Deducting Income Taxes Discounted At
	0%	5%	10%	15%	20%	0%	5%	10%	15%	20%
	(M$)	(M$)	(M$)	(M$)	(M$)	(M$)	(M$)	(M$)	(M$)	(M$)
Proved Developed Producing(2)(5)
Canada	665,976	523,750	439,818	384,022	343,865	665,976	523,750	439,818	384,022	343,865
France	759,618	510,394	393,354	326,264	282,355	515,762	352,595	274,663	229,326	199,282
Netherlands	128,480	122,878	116,841	110,853	105,168	84,297	81,482	77,867	74,001	70,191
Australia	240,226	232,952	216,886	199,486	183,314	118,057	129,283	126,683	119,443	111,170
Total	1,794,300	1,389,974	1,166,899	1,020,625	914,702	1,384,092	1,087,110	919,031	806,792	724,508
Proved Developed Non-Producing(2)(6)
Canada	50,620	42,078	36,073	31,629	28,208	50,620	42,079	36,072	31,629	28,207
France	12,378	8,728	6,606	5,247	4,307	8,404	6,030	4,613	3,688	3,040
Netherlands	35	186	297	377	436	23	123	198	252	291
Australia	65,553	55,179	46,270	39,230	33,758	38,979	33,789	28,506	24,118	20,662
Total	128,586	106,171	89,246	76,483	66,709	98,026	82,021	69,389	59,687	52,200
Proved Undeveloped(2)(7)
Canada	89,175	57,411	37,363	24,182	15,180	89,176	57,411	37,363	24,182	15,180
France	98,983	64,520	48,156	38,461	31,940	63,892	40,451	29,316	22,715	18,283
Netherlands	654	586	495	409	335	266	234	171	108	52
Australia	-	-	-	-	-	-	-	-	-	-
Total	188,812	122,517	86,014	63,052	47,455	153,334	98,096	66,850	47,005	33,515
Total Proved(2)
Canada	805,771	623,240	513,253	439,833	387,253	805,771	623,240	513,253	439,833	387,253
France	870,979	583,641	448,117	369,971	318,602	588,058	399,076	308,592	255,729	220,605
Netherlands	129,169	123,650	117,633	111,639	105,939	84,586	81,839	78,236	74,361	70,534
Australia	305,779	288,131	263,156	238,715	217,072	157,036	163,072	155,189	143,561	131,832
Total	2,111,698	1,618,662	1,342,159	1,160,158	1,028,866	1,635,451	1,267,227	1,055,270	913,484	810,224
Total Probable(3)
Canada	336,759	203,988	139,338	102,482	79,041	336,758	203,987	139,338	102,482	79,040
France	433,039	224,417	142,989	101,268	76,250	279,868	142,557	88,561	60,830	44,237
Netherlands	80,646	56,117	41,531	32,112	25,638	60,392	40,547	28,796	21,326	16,295
Australia	123,292	97,693	76,190	60,631	49,672	73,063	61,402	48,298	38,166	30,931
Total	973,736	582,215	400,048	296,493	230,601	750,081	448,493	304,993	222,804	170,503
Total Proved Plus Probable(2)(3)
Canada	1,142,530	827,228	652,591	542,315	466,293	1,142,530	827,228	652,591	542,315	466,293
France	1,304,017	808,058	591,105	471,239	394,852	867,926	541,633	397,153	316,559	264,842
Netherlands	209,815	179,766	159,164	143,751	131,577	144,978	122,386	107,032	95,687	86,829
Australia	429,071	385,825	339,346	299,347	266,745	230,099	224,474	203,487	181,727	162,763
Total	3,085,433	2,200,877	1,742,206	1,456,652	1,259,467	2,385,533	1,715,721	1,360,263	1,136,288	980,727

Total Future Net Revenue (Undiscounted) Based on Forecast Prices and Costs(9)

	Revenue (M$)	Royalties (M$)	Operating Costs (M$)	Capital Development Costs (M$)	Abandonment and Reclamation Costs (M$)	Future Net Revenue Before Income Taxes (M$)	Income Taxes (M$)	Future Net Revenue After Income Taxes (M$)
Total Proved(2)
Canada	1,628,488	243,168	473,704	79,533	26,313	805,771	-	805,771
France	1,367,101	143,218	313,829	20,922	18,153	870,979	282,920	588,058
Netherlands	482,175	-	258,945	34,763	59,298	129,169	44,582	84,586
Australia	665,888	-	252,866	15,409	91,835	305,779	148,744	157,036
Total	4,143,652	386,386	1,299,344	150,627	195,599	2,111,698	476,246	1,635,451
Total Proved Plus Probable(2)(3)
Canada	2,392,288	376,810	695,420	144,049	33,479	1,142,530	-	1,142,530
France	2,023,293	202,794	420,825	73,136	22,521	1,304,017	436,091	867,926
Netherlands	620,174	-	301,121	41,919	67,319	209,815	64,837	144,978
Australia	877,485	-	330,081	18,928	99,405	429,071	198,973	230,099
Total	5,913,240	579,604	1,747,447	278,032	222,724	3,085,433	699,901	2,385,533

2005 Annual Information Form - Vermilion Energy Trust

Future Net Revenue by Production Group Based on Forecast Prices and Costs(9)

	Production Group	Future Net Revenue Before Income Taxes (Discounted at 10% Per Year) (M$)
Total Proved(2)	Light and medium crude oil	863,079
	Associated gas and non-associated gas	479,080

Total Proved Plus Probable(2)(3)	Light and medium crude oil	1,104,061
	Associated gas and non-associated gas	638,145
Notes:
(1)
"Gross Reserves" are Vermilion's working interest (operating or non-operating) share before deducting of royalties and without including any royalty interests of Vermilion. "Net Reserves" are Vermilion's working interest (operating or non-operating) share after deduction of royalty obligations, plus Vermilion's royalty interests in reserves.

(2)
"Proved" reserves are those reserves that can be estimated with a high degree of certainty to be recoverable. It is likely that the actual remaining quantities recovered will exceed the estimated proved reserves.

(3)
"Probable" reserves are those additional reserves that are less certain to be recovered than proved reserves. It is equally likely that the actual remaining quantities recovered will be greater or less than the sum of the estimated proved plus probable reserves.

(4)
"Developed" reserves are those reserves that are expected to be recovered from existing wells and installed facilities or, if facilities have not been installed, that would involve a low expenditure (e.g. when compared to the cost of drilling a well) to put the reserves on production.

(5)
"Developed Producing" reserves are those reserves that are expected to be recovered from completion intervals open at the time of the estimate. These reserves may be currently producing or, if shut-in, they must have previously been on production, and the date of resumption of production must be known with reasonable certainty.

(6)
"Developed Non-Producing" reserves are those reserves that either have not been on production, or have previously been on production, but are shut in, and the date of resumption of production is unknown.

(7)
"Undeveloped" reserves are those reserves expected to be recovered from known accumulations where a significant expenditure (for example, when compared to the cost of drilling a well) is required to render them capable of production. They must fully meet the requirements of the reserves classification (proved, probable, possible) to which they are assigned.

(8)	The product prices used in the constant price and cost evaluations in the GLJ Report were as follows:
Oil:	$68.27	Cdn/Bbl Light, Sweet Crude at Edmonton	Gas:	$9.71	Cdn/mmbtu AECO-C Spot
Pentanes Plus:	$71.67	Cdn/Bbl at Edmonton	Propane:	$43.69	Cdn/Bbl at Edmonton
Butane:	$50.52	Cdn/Bbl at Edmonton	Netherlands Gas:	$8.60	Cdn/mcf
			Wandoo Crude:	$64.41	Cdn/bbl

(9)
The pricing assumptions used in the GLJ Report with respect to net values of future net revenue (forecast) as well as the inflation rates used for operating and capital costs are set forth below. The Natural Gas Liquids price is an aggregate of the individual natural gas liquids prices used in the Total Proved plus Probable evaluation. GLJ is an independent qualified reserves evaluator appointed pursuant to NI 51-101.

				________	________	________
							Natural Gas	Natural Gas	Inflation	Exchange
	Light and Medium Crude Oil			Crude Oil	Crude Oil	Natural Gas	Netherlands	Liquids	Rate	Rate
Year	WTI Cushing Oklahoma ($US/bbl)	Edmonton Par Price 40[o] API ($Cdn/bbl)	Cromer Medium 29.3[o] API ($Cdn/bbl)	Brent Blend FOB North Sea ($US/bbl)	Australia Wandoo Field ($US/bbl)	AECO Gas Price ($Cdn/mmbtu)	Wellhead Gas Price ($Cdn/mcf)	FOB Field Gate ($Cdn/bbl)	Percent Per Year	($US/$Cdn)
Forecast
2006	57.00	66.25	55.75	55.50	51.78	10.60	8.14	54.43	2.0	0.85
2007	55.00	64.00	55.25	53.50	49.97	9.25	8.01	52.79	2.0	0.85
2008	51.00	59.25	51.25	49.50	46.33	8.00	7.57	48.77	2.0	0.85
2009	48.00	55.75	48.25	46.50	43.61	7.50	7.06	45.68	2.0	0.85
2010	46.50	54.00	46.75	45.00	42.25	7.20	6.73	44.13	2.0	0.85

Reconciliations of Changes in Reserves and Future Net Revenue

The following table sets forth a reconciliation of the changes in Vermilion's company net (after royalties paid) light and medium crude oil, associated and non-associated gas (combined) reserves as at December 31, 2005 against such reserves as at December 31, 2004 based on the forecast price and cost assumptions set forth in note 9 under the heading "Statement of Reserves Data and Other Information - Reserves and Future Net Revenue".

2005 Annual Information Form - Vermilion Energy Trust

Reconciliation of Company Net Reserves by Principal Product Type - Based on Forecast Prices and Costs

	Light and Medium Oil			Associated and Non-Associated Gas			Natural Gas Liquids
	Net Proved (mbbl)	Net Probable (Mbbl)	Net Proved Plus Probable (Mbbl)	Net Proved (mmcf)	Net Probable (mmcf)	Net Proved Plus Probable (mmcf)	Net Proved (mbbl)	Net Probable (mbbl)	Net Proved Plus Probable (mbbl)
CANADA
At December 31, 2004	9,043	2,857	11,900	72,231	37,988	110,219	2,325	1,149	3,474
Extensions	53	(53)	-	10,369	3,876	14,245	-	-	-
Improved Recovery	-	-	-	1,593	2	1,595	49	18	67
Technical Revisions	(363)	(1,057)	(1,420)	695	969	1,665	343	142	485
Discoveries	-	-	-	-	-	-	-	-	-
Acquisitions	-	-	-	16,959	8,301	25,260	-	-	-
Dispositions	-	-	-	-	(227)	(227)	-	(9)	(9)
Economic Factors	-	-	-	-	-	-	-	-	-
Production	(995)	-	(995)	(10,379)	-	(10,379)	(419)	-	(419)
At December 31, 2005	7,738	1,747	9,485	91,468	50,909	142,378	2,298	1,300	3,598
FRANCE
At December 31, 2004	21,558	8,783	30,341	1,999	820	2,819	-	-	-
Extensions	342	1,193	1,535	-	-	-	-	-	-
Improved Recovery	-	-	-	-	-	-	-	-	-
Technical Revisions	1,450	(93)	1,357	536	(397)	139	-	-	-
Discoveries	-	-	-	-	-	-	-	-	-
Acquisitions	-	-	-	-	-	-	-	-	-
Dispositions	-	-	-	-	-	-	-	-	-
Economic Factors	-	-	-	-	-	-	-	-	-
Production	(1,819)	-	(1,819)	(397)	-	(397)	-	-	-
At December 31, 2005	21,531	9,883	31,414	2,138	423	2,561	-	-	-
NETHERLANDS
At December 31, 2004	-	-	-	74,775	15,941	90,716	112	24	136
Extensions	-	-	-	-	2,102	2,102	-	4	4
Improved Recovery	-	-	-	-	-	-	-	-	-
Technical Revisions	-	-	-	219	739	958	2	2	4
Discoveries	-	-	-	-	-	-	-	-	-
Acquisitions	-	-	-	-	-	-	-	-	-
Dispositions	-	-	-	-	-	-	-	-	-
Economic Factors	-	-	-	-	-	-	-	-	-
Production	-	-	-	(9,814)	-	(9,814)	(15)	-	(15)
At December 31, 2005	-	-	-	65,180	18,782	83,962	99	30	129
AUSTRALIA
At December 31, 2004	-	-	-	-	-	-	-	-	-
Extensions	-	-	-	-	-	-	-	-	-
Improved Recovery	1,200	-	1,200	-	-	-	-	-	-
Technical Revisions	-	-	-	-	-	-	-	-	-
Discoveries	-	-	-	-	-	-	-	-	-
Acquisitions	12,442	3,792	16,234	-	-	-	-	-	-
Dispositions	-	-	-	-	-	-	-	-	-
Economic Factors	-	-	-	-	-	-	-	-	-
Production	(1,237)	-	(1,237)	-	-	-	-	-	-
At December 31, 2005	12,405	3,792	16,197	-	-	-	-	-	-
TOTAL VERMILION
At December 31, 2004	30,601	11,640	42,241	149,005	54,749	203,754	2,437	1,173	3,610
Extensions	395	1,140	1,535	10,369	5,978	16,347	-	4	4
Improved Recovery	-	-	-	1,593	2	1,595	49	18	67
Technical Revisions	2,287	(1,150)	1,137	1,450	1,311	2,762	345	144	489
Discoveries	-	-	-	-	-	-	-	-	-
Acquisitions	12,442	3,792	16,234	16,959	8,301	25,260	-	-	-
Dispositions	-	-	-	-	(227)	(227)	-	(9)	(9)
Economic Factors	-	-	-	-	-	-	-	-	-
Production	(4,051)	-	(4,051)	(20,590)	-	(20,590)	(434)	-	(434)
At December 31, 2005	41,674	15,422	57,096	158,786	70,114	228,901	2,397	1,330	3,727

The following table sets forth changes between future net revenue estimates attributable to net proved reserves as at December 31, 2005 against such reserves as at December 31, 2004 based on the constant price and cost assumptions set forth in note 8 under the heading "Statement of Reserves Data and Other Information - Reserves and Future Net Revenue".

2005 Annual Information Form - Vermilion Energy Trust

Reconciliation of Changes in Net Present Values of Future Net Revenue Discounted at 10%
Based on Constant Prices and Costs

After Tax 2005
(M$)
Canada
Estimated Future Net Revenue at December 31, 2004	420,831
Sales and Transfers of Oil and Gas Produced, Net of Production Costs and Royalties	(163,225)
Net Change in Prices, Production Costs and Royalties Related to Future Production	270,364
Development Costs During the Period	44,000
Changes in Estimated Future Development Costs	(40,355)
Extensions and Improved Recovery	31,440
Discoveries	-
Acquisitions of Reserves	48,277
Dispositions of Reserves	-
Technical Reserves Revisions	9,310
Accretion of Discount	42,083
Net Change in Income Taxes	-
All Other Changes	(2,634)
Estimated Future Net Revenue at December 31, 2005	660,091
France
Estimated Future Net Revenue at December 31, 2004	220,691
Sales and Transfers of Oil and Gas Produced, Net of Production Costs and Royalties	(101,466)
Net Change in Prices, Production Costs and Royalties Related to Future Production	223,072
Development Costs during the Period	36,900
Changes in Estimated Future Development Costs	(13,148)
Extensions and Improved Recovery	10,932
Discoveries	-
Acquisitions of Reserves	-
Dispositions of Reserves	-
Technical Reserves Revisions	47,157
Accretion of Discount	32,291
Net Change in Income Taxes	(91,740)
All Other Changes	18,849
Estimated Future Net Revenue at December 31, 2005	383,538
Netherlands
Estimated Future Net Revenue at December 31, 2004	129,714
Sales and Transfers of Oil and Gas Produced, Net of Production Costs and Royalties	(46,402)
Net Change in Prices, Production Costs and Royalties Related to Future Production	102,137
Development Costs during the Period	12,000
Changes in Estimated Future Development Costs	(17,289)
Extensions and Improved Recovery	-
Discoveries	-
Acquisitions of Reserves	-
Dispositions of Reserves	-
Technical Reserves Revisions	656
Accretion of Discount	19,119
Net Change in Income Taxes	(3,755)
All Other Changes	(72,879)
Estimated Future Net Revenue at December 31, 2005	123,301
Australia
Estimated Future Net Revenue at December 31, 2004	-
Sales and Transfers of Oil and Gas Produced, Net of Production Costs and Royalties	(66,900)
Net Change in Prices, Production Costs and Royalties Related to Future Production	-
Development Costs during the Period	900
Changes in Estimated Future Development Costs	(900)
Extensions and Improved Recovery	-
Discoveries	-
Acquisitions of Reserves	386,261
Dispositions of Reserves	-
Technical Reserves Revisions	41,333
Accretion of Discount	-
Net Change in Income Taxes	(151,586)
All Other Changes	7,400
Estimated Future Net Revenue at December 31, 2005	216,508

2005 Annual Information Form - Vermilion Energy Trust

Undeveloped Reserves

Proved undeveloped reserves are those reserves expected to be recovered from known accumulations where a significant expenditure (for example, when compared to the cost of drilling a well) is required to render them capable of production. These reserves have a 90% probability of being recovered.

Vermilion's current plan is to develop these reserves in the following two years. This timetable may be altered depending on outside market forces, changes in capital allocations and impact of future acquisitions and dispositions.

Probable undeveloped reserves are those reserves expected to be recovered from known accumulations where a significant expenditure (for example, when compared to the cost of drilling a well) is required to render them capable of production. These reserves have a 50% probability of being recovered.

Vermilion's current plan is to develop these reserves over the next five years. In general, development of these reserves requires additional evaluation data to increase the probability of success to an acceptable level for Vermilion. This increases the timeline for the development of these reserves. This timetable may be altered depending on outside market forces, changes in capital allocations and impact of future acquisitions and dispositions.

Future Development Costs

The table below sets out the future development costs deducted in estimation of future net revenue attributable to proved reserves (using both constant and forecast prices and costs) and proved plus probable reserves (using forecast prices only).

	Total Proved Estimated Using Constant Prices and Costs (M$)	Total Proved Estimated Using Forecast Prices and Costs (M$)	Total Proved Plus Probable Estimated Using Forecast Prices and Costs (M$)
Canada
2006	29,500	29,500	56,542
2007	25,184	25,687	54,756
2008	17,360	18,062	25,913
2009	20	21	-
2010	-	-	76
Remainder	5,379	6,263	6,762
Total for all years undiscounted	77,443	79,533	144,049
Total for all years discounted at 10% per year	65,903	67,165	124,577
France
2006	14,260	14,260	22,020
2007	5,592	5,703	27,098
2008	-	-	23,029
2009	274	291	291
20010	-	-	-
Remainder	576	668	698
Total for all years undiscounted	20,702	20,922	73,136
Total for all years discounted at 10% per year	18,925	19,073	63,175
Netherlands
2006	1,998	1,998	8,907
2007	693	707	713
2008	644	669	680
2009	631	669	686
2010	10,574	11,443	11,465
Remainder	15,786	19,277	19,468
Total for all years undiscounted	30,326	34,763	41,919
Total for all years discounted at 10% per year	16,247	18,110	24,823
Australia
2006	10,662	10,662	10,662
2007	3,164	3,227	6,746
2008	682	709	709
2009	763	811	811
2010	-	-	-
Remainder	-		-
Total for all years undiscounted	15,271	15,409	18,928
Total for all years discounted at 10% per year	13,992	14,102	17,153

Vermilion expects to source its capital expenditure requirements from internally generated cash flow and, as appropriate, from debt or equity financing. It is anticipated that costs of funding the future development costs will not impact development of its properties.

2005 Annual Information Form - Vermilion Energy Trust

Oil and Gas Properties and Wells

The following table sets forth the number of wells in which Vermilion held a working interest as at December 31, 2005:
		Oil	Natural Gas
	Gross(1) Wells	Net(2) Wells	Gross(1) Wells	Net(2) Wells
Canada
Producing	305	206	360	257
Non-producing	72	51	141	99
France
Producing	130	118	-	-
Non-producing	24	14	-	-
Netherlands
Producing	-	-	52	41
Non-producing	-	-	16	13
Australia
Producing	16	10	-	-
Non-producing	-	-	-	-
Total
Producing	451	334	412	298
Non-producing	96	65	157	112

Notes:
(1)	"Gross" refers to the total wells in which Vermilion has an interest, directly or indirectly.
(2)	"Net" refers to the total wells in which Vermilion has an interest, directly or indirectly, multiplied by the percentage working interest owned by Vermilion, directly or indirectly, therein.

Costs Incurred

The following table summarizes the capital expenditures made by Vermilion on oil and natural gas properties for the year ended December 31, 2005.

	Corporate Acquisition	Property Acquisition Costs		Exploration Costs	Development Costs
	(M$)	(M$)		(M$)	(M$)
		Proved Properties	Unproved Properties
Canada	91,613	-	-	5,515	43,894
France	-	-	-	8,045	42,604
Netherlands	-	-	-	-	12,434
Australia	-	94,967	-	-	1,038
Total	91,613	94,967	-	13,560	99,970

Exploration and Development Activities

Vermilion did not drill any exploratory wells in 2005. The following table sets forth the number of development wells which Vermilion completed during its 2005 financial year:

	Development Wells
	Gross(1)	Net(2)
Canada
Oil Wells	1	0.5
Gas Wells	19	10.7
Standing	44	18.6
Dry Holes	2	0.6
Total Completed Wells	66	30.4
France
Oil Wells	4	4.0
Gas Wells	-	-
Standing	-	-
Dry Holes	-	-
Total Completed Wells	4	4.0

2005 Annual Information Form - Vermilion Energy Trust

Development Wells
	Gross(1)	Net(2)
Netherlands
Oil Wells	-	-
Gas Wells	-	-
Standing	-	-
Dry Holes	-	-
Total Completed Wells	-	-
Australia
Oil Wells	-	-
Gas Wells	-	-
Standing	-	-
Dry Holes	-	-
Total Completed Wells	-	-
Total Vermilion
Oil Wells	5	4.5
Gas Wells	19	10.7
Standing	44	18.6
Dry Holes	2	0.6
Total Completed Wells	70	34.4
Notes:
(1)	"Gross" refers to the total acres in which Vermilion has an interest, directly or indirectly.
(2)	"Net" refers to the total acres in which Vermilion has an interest, directly or indirectly, multiplied by the percentage working interest owned by Vermilion, directly or indirectly therein.

Vermilion has initially budgeted $120 million for its 2006 capital program in Canada, France, the Netherlands and Australia. The funds will be used to drill wells to develop reserves in its Canadian key areas of Drayton Valley, Slave Lake, Athabasca and Central Alberta, France, the Netherlands and Australia. A portion of the capital will be allocated to workovers, production optimization, and maintenance capital in each country.

Properties with No Attributed Reserves

The following table sets out Vermilion's undeveloped land as at December 31, 2005.
	Undeveloped Land
Area	Gross Acres(1)	Net Acres(2)
Alberta	349,480	239,495
France	1,149,683	288,530
Netherlands	208,808	121,872
Australia	-	-
Total	1,707,971	649,897
Notes:
(1)	"Gross" refers to the total acres in which Vermilion has an interest, directly or indirectly.
(2)	"Net" refers to the total acres in which Vermilion has an interest, directly or indirectly, multiplied by the percentage working interest owned by Vermilion, directly or indirectly therein.

Vermilion expects its rights to explore, develop and exploit approximately 48,000 net acres in Canada and 14,000 net acres in France to expire within one year. In the Netherlands and Australia, no rights expire within one year.

Abandonment and Reclamation Costs

Vermilion has estimated its abandonment costs by determining amounts for facility decommissioning and reclamation costs (including salvage) by area in Canada, France, the Netherlands and Australia. As well, Vermilion has determined abandonment costs (including salvage) and reclamation costs per well, by area and applied this amount to its net wells in each of the countries.

The number of net wells to be abandoned is 723 in Canada, 195 in France, 56 in the Netherlands and 10 in Australia.

The total amount of costs net of salvage as estimated in the GLJ Report, is set forth in the following table.

Country	Undiscounted (M$)	Discounted 10% (M$)
Canada	26,313	7,387
France	18,153	3,058
Netherlands	59,298	29,338
Australia	91,835	20,961
Total	195,599	60,744

2005 Annual Information Form - Vermilion Energy Trust

In estimating the future net revenue it is important to note that facilities costs were excluded from the abandonment calculation totalling:

Country	Facilities Undiscounted (M$)	Discounted 10% (M$)
Canada	8,335	218
France	27,039	560
Netherlands	14,393	1,952
Australia	46,181	8,051
Total	95,948	10,781

In the next three years as estimated in the GLJ Report, Vermilion expects to pay abandonment and reclamation costs of:

Country	Undiscounted (M$)	Discounted 10% (M$)
Canada	2,015	1,503
France	752	525
Netherlands	7,625	5,117
Australia	-	-
Total	10,392	7,145

Vermilion has set aside a reclamation fund to help cover these future costs which amounted to $42 million as at December 31, 2005. Vermilion anticipates making quarterly contributions to that fund based on the estimated level necessary to fund future obligations. This estimate is reviewed regularly and adjusted as determined necessary. In addition to quarterly contributions, Vermilion contributes one-time payments to the fund as its cash resources permit and as are considered appropriate.

Tax Horizon

As a result of the Trust's tax efficient structure, annual taxable income in Canada is transferred from its operating entities to the Trust, and from the Trust to the Unitholders. This is primarily accomplished through the deduction of the royalties on underlying oil and gas properties held by its operating subsidiaries. Therefore, it can be expected that no income tax liability would be incurred by the Trust in Canada for as long as the organization maintains this corporate tax structure. In France, the Trust is currently taxable, subject to a 35% corporate tax rate after eligible deductions. In the Netherlands, the Trust is currently taxable, subject to an approximate 41% corporate tax rate after eligible deductions. In Australia, the Trust is currently taxable, subject to an approximate 30% corporate tax rate after eligible deductions.

Production Estimates

The following table sets forth the volume of production estimated for the first year as reflected in the estimates of future net revenue:

	Light and Medium Oil	Natural Gas	Natural Gas Liquids	BOE
	(mbbls)	(mmcf)	(mbbls)	(mboe)
Canada	1,008	14,353	480	3,880
France	2,166	382	-	2,230
Netherlands	-	9,739	15	1,638
Australia	1,572	-	-	1,572
Total	4,746	24,474	495	9,320

Production History

The following table sets forth certain information in respect of production, product prices received, royalties, production costs and netbacks received by Vermilion for each quarter of its most recently completed financial year:

2005 Annual Information Form - Vermilion Energy Trust

	Three Months Ended	Three Months Ended	Three Months Ended	Three Months Ended
	March 31, 2005	June 30, 2005	September 30, 2005	December 31, 2005
Canada
Average Daily Production
Light and Medium Oil (bbl/d)	3,856	3,254	3,402	3,163
Natural Gas (mmcf/d)	38.90	37.38	38.22	39.08
Natural Gas Liquids (bbl/d)	1,638	1,512	1,303	1,359
Average Net Prices Received
Light and Medium Oil ($/bbl)	49.24	49.90	53.68	51.36
Natural Gas ($/mcf)	7.51	8.07	9.78	12.35
Natural Gas Liquids ($/bbl)	49.72	53.62	59.13	64.73
Royalties
Light and Medium Oil ($/bbl)	12.34	11.22	13.22	11.71
Natural Gas ($/mcf)	1.58	1.36	1.99	2.61
Natural Gas Liquids ($/bbl)	13.26	16.48	19.93	17.82
Transportation
Light and Medium Oil ($/bbl)	0.09	0.04	0.04	0.05
Natural Gas ($/mcf)	0.22	0.16	0.15	0.13
Natural Gas Liquids ($/bbl)	-	-	-	-
Production Costs
Light and Medium Oil ($/bbl)	8.01	7.40	5.08	13.72
Natural Gas ($/mcf)	1.04	1.36	1.02	0.89
Natural Gas Liquids ($/bbl)	5.55	4.56	9.12	11.04
Netback Received
Light and Medium Oil ($/bbl)	28.80	31.24	35.34	25.88
Natural Gas ($/mcf)	4.67	5.19	6.62	8.72
Natural Gas Liquids ($/bbl)	30.91	32.58	30.08	35.87
France
Average Daily Production
Light and Medium Oil (bbl/d)	5,342	5,067	5,636	5,861
Natural Gas (mmcf/d)	1.30	1.16	1.32	1.41
Natural Gas Liquids (bbl/d)	-	-	-	-
Average Net Prices Received
Light and Medium Oil ($/bbl)	66.17	49.51	55.59	48.17
Natural Gas ($/mcf)	5.40	5.03	6.47	7.25
Natural Gas Liquids ($/bbl)	-	-	-	-
Royalties
Light and Medium Oil ($/bbl)	5.48	5.90	5.68	5.41
Natural Gas ($/mcf)	0.30	0.27	0.27	0.24
Natural Gas Liquids ($/bbl)	-	-	-	-
Transportation
Light and Medium Oil ($/bbl)	4.47	3.44	2.81	2.77
Natural Gas ($/mcf)	-	-	-	-
Natural Gas Liquids ($/bbl)	-	-	-	-
Production Costs
Light and Medium Oil ($/bbl)	7.66	7.15	6.59	3.87
Natural Gas ($/mcf)	3.59	4.05	2.73	5.07
Natural Gas Liquids ($/bbl)	-	-	-	-
Netback Received
Light and Medium Oil ($/bbl)	48.56	33.02	40.51	36.12
Natural Gas ($/mcf)	1.51	0.71	3.47	1.94
Natural Gas Liquids ($/bbl)	-	-	-	-
Netherlands
Average Daily Production
Light and Medium Oil (bbl/d)	-	-	-	-
Natural Gas (mmcf/d)	31.25	22.67	30.00	30.88
Natural Gas Liquids (bbl/d)	17	11	18	67
Average Net Prices Received
Light and Medium Oil ($/bbl)	-	-	-	-
Natural Gas ($/mcf)	6.43	6.65	6.76	7.53
Natural Gas Liquids ($/bbl)	45.23	55.54	70.02	66.92
Royalties
Light and Medium Oil ($/bbl)	-	-	-	-
Natural Gas ($/mcf)	-	-	-	-
Natural Gas Liquids ($/bbl)	-	-	-	-
Production Costs
Light and Medium Oil ($/bbl)	-	-	-	-
Natural Gas ($/mcf)	1.48	2.12	1.57	1.43
Natural Gas Liquids ($/bbl)	-	-	-	-
Netback Received
Light and Medium Oil ($/bbl)	-	-	-	-
Natural Gas ($/mcf)	4.95	4.53	5.19	6.10
Natural Gas Liquids ($/bbl)	45.23	55.54	70.02	66.92

2005 Annual Information Form - Vermilion Energy Trust

	Three Months Ended	Three Months Ended	Three Months Ended	Three Months Ended
	March 31, 2005	June 30, 2005	September 30, 2005	December 31, 2005
Australia(1)
Average Daily Production
Light and Medium Oil (bbl/d)	-	4,498	4,710	4,294
Natural Gas (mmcf/d)	-	-	-	-
Natural Gas Liquids (bbl/d)	-	-	-	-
Average Net Prices Received
Light and Medium Oil ($/bbl)	-	53.48	72.64	68.64
Natural Gas ($/mcf)	-	-	-	-
Natural Gas Liquids ($/bbl)	-	-	-	-
Royalties
Light and Medium Oil ($/bbl)	-	19.77	20.75	22.76
Natural Gas ($/mcf)	-	-	-	-
Natural Gas Liquids ($/bbl)	-	-	-	-
Transportation
Light and Medium Oil ($/bbl)	-	0.05	0.05	-
Natural Gas ($/mcf)	-	-	-	-
Natural Gas Liquids ($/bbl)	-	-	-	-
Production Costs
Light and Medium Oil ($/bbl)	-	8.68	7.87	10.84
Natural Gas ($/mcf)	-	-	-	-
Natural Gas Liquids ($/bbl)	-	-	-	-
Netback Received
Light and Medium Oil ($/bbl)	-	24.98	43.97	35.04
Natural Gas ($/mcf)	-	-	-	-
Natural Gas Liquids ($/bbl)	-	-	-	-
Note:
(1)	Vermilion acquired its interests in Australia on March 31, 2005. As such, information in this table is for the period March 31, 2005 to December 31, 2005.

Marketing

Vermilion is party to certain derivative financial instruments, such as crude oil, natural gas and power contracts. Vermilion has entered into these contracts for economic hedging purposes only in order to protect its cash flow on future sales from the potential adverse impact of fluctuations in oil, gas and power prices. The contracts reduce the fluctuations in sales revenues and power costs by establishing fixed prices or a trading range on a portion of its oil and gas sales and power costs. The majority of the economic hedges below are arranged with counter parties representing major financial (banking) institutions with AA to AAA credit ratings thereby reducing counter party credit risk exposure.

Contracts outstanding in respect of economic hedging transactions are as follows:

Oil	Funded Cost		bbls/d	US$/bbl
Collar - WTI
Q1 2006	$	US0.50 - $1.00/bbl	1,250	$53.00 - $72.75
Q2 2006	$	US1.50/bbl	250	$53.00 - $73.90
Collar - BRENT
2006	$	US1.00/bbl	1,000	$53.00 - $67.70
Q3 2006	$	US1.00/bbl	250	$52.00 - $68.50
Q4 2006	$	US1.50/bbl	250	$53.00 - $69.80

Natural Gas		Funded Cost	GJ/d	C$/GJ
Collar
Q1 2006		$0.25/GJ	2,500	$9.50 - $16.00
Feb-Mar 2006		costless	2,500	$11.00 - $20.74
April-Oct 2006		$0.25/GJ	2,500	$8.00 - $15.00
PUT
Q1 2006		$0.23/GJ	5,000	$10.50

Power Swap			mw/h	C$/mwh
2006			2.0	$48.50
2006 to 2008			2.0	$65.17

2005 Annual Information Form - Vermilion Energy Trust

ADDITIONAL INFORMATION RESPECTING VERMILION ENERGY TRUST

Trust Units

An unlimited number of Trust Units may be created and issued pursuant to the Trust Indenture. Each Trust Unit shall entitle the holder thereof to one vote at any meeting of the holders of Trust Units and represents an equal fractional undivided beneficial interest in any distribution from the Trust (whether of net income, net realized capital gains or other amounts) and in any net assets of the Trust in the event of termination or winding-up of the Trust. All Trust Units outstanding from time to time shall be entitled to equal shares of any distributions by the Trust, and in the event of termination or winding-up of the Trust, in any net assets of the Trust. All Trust Units shall rank among themselves equally and rateably without discrimination, preference or priority. Each Trust Unit is transferable, subject to compliance with applicable Canadian securities laws, is not subject to any conversion or pre-emptive rights and entitles the holder thereof to require the Trust to redeem any or all of the Trust Units held by such holder (see "Redemption Right") and to one vote at all meetings of Unitholders for each Trust Unit held.

The Trust Units do not represent a traditional investment and should not be viewed by investors as "shares" in either Vermilion or the Trust. As holders of Trust Units in the Trust, the Unitholders will not have the statutory rights normally associated with ownership of shares of a corporation including, for example, the right to bring "oppression" or "derivative" actions. The price per Trust Unit will be a function of anticipated distributable income from Vermilion and the ability of Vermilion to effect long term growth in the value of the Trust. The market price of the Trust Units will be sensitive to a variety of market conditions including, but not limited to, interest rates, commodity prices and the ability of the Trust to acquire additional assets. Changes in market conditions may adversely affect the trading price of the Trust Units.

Special Voting Rights

In order to allow the Trust flexibility in pursuing corporate acquisitions, the Trust Indenture allows for the creation of Special Voting Rights which will enable the Trust to provide voting rights to holders of Exchangeable Shares and, in the future, to holders of other exchangeable shares that may be issued by Vermilion or other subsidiaries of the Trust in connection with other exchangeable share transactions.

An unlimited number of Special Voting Rights may be created and issued pursuant to the Trust Indenture. Holders of Special Voting Rights shall not be entitled to any distributions of any nature whatsoever from the Trust and shall be entitled to attend at meetings of Unitholders and to such number of votes at meetings of Unitholders as may be prescribed by the board of directors of Vermilion in the resolution authorizing the issuance of any Special Voting Rights. Except for the right to attend and vote at meetings of the Unitholders, the Special Voting Rights shall not confer upon the holders thereof any other rights.

Under the terms of the Voting and Exchange Trust Agreement, the Trust has issued a Special Voting Right to the Voting and Exchange Trust Agreement Trustee for the benefit of every Person who holds Exchangeable Shares.

Unitholders' Limited Liability

The Trust Indenture provides that no Unitholder, in its capacity as such, shall incur or be subject to any liability in contract or in tort in connection with the Trust or its obligations or affairs and, in the event that a court determines Unitholders are subject to any such liabilities, the liabilities will be enforceable only against, and will be satisfied only out of the Trust's assets. Pursuant to the Trust Indenture, the Trust will indemnify and hold harmless each Unitholder from any cost, damages, liabilities, expenses, charges or losses suffered by a Unitholder from or arising as a result of such Unitholder not having such limited liability.

The Trust Indenture provides that all contracts signed by or on behalf of the Trust must contain a provision to the effect that such obligation will not be binding upon Unitholders personally. Notwithstanding the terms of the Trust Indenture, Unitholders may not be protected from liabilities of the Trust to the same extent a shareholder is protected from the liabilities of a corporation. Personal liability may also arise in respect of claims against the Trust (to the extent that claims are not satisfied by the Trust) that do not arise under contracts, including claims in tort, claims for taxes and possibly certain other statutory liabilities. The possibility of any personal liability to Unitholders of this nature arising is considered unlikely in view of the fact that the sole activity of the Trust is to hold securities, and all of the business operations are carried on by Vermilion, directly or indirectly.

The activities of the Trust and its subsidiary, Vermilion, will be conducted, upon the advice of counsel, in such a way and in such jurisdictions as to avoid as far as possible any material risk of liability to the Unitholders for claims against the Trust including by obtaining appropriate insurance, where available, for the operations of Vermilion and having contracts signed by or on behalf of the Trust include a provision that such obligations are not binding upon Unitholders personally.

2005 Annual Information Form - Vermilion Energy Trust

The Income Trusts Liability Act (Alberta) creates a statutory limitation on the liability of unitholders of Alberta income trusts such as the Trust. The Act provides that a Unitholder will not be, as a beneficiary, liable for any act, default, obligation or liability of the trustee that arises after the legislation comes into effect.

Issuance of Trust Units

The Trust Indenture provides that Trust Units, including rights, warrants and other securities to purchase, to convert into or to exchange into Trust Units, may be created, issued, sold and delivered on such terms and conditions and at such times as the Trustee, upon the recommendation of the board of directors of Vermilion may determine. The Indenture also provides that Vermilion may authorize the creation and issuance of debentures, notes and other evidences of indebtedness of the Trust which debentures, notes or other evidences of indebtedness may be created and issued from time to time on such terms and conditions to such persons and for such consideration as Vermilion may determine.

Cash Distributions

The Trustee may declare payable to the Unitholders all or any part of the net income of the Trust earned from interest income on the Notes, from the income generated under the Royalty Agreement and from any dividends paid on the common shares of Vermilion, less all expenses and liabilities of the Trust due and accrued and which are chargeable to the net income of the Trust. In addition, Unitholders may, at the discretion of the board of directors of Vermilion, receive distributions in respect of prepayments of principal on the Notes made by Vermilion to the Trust before the maturity of the Notes. It is anticipated however, that the Trust may reinvest a portion of the repayments of principal on the Notes to make capital expenditures to develop the business of Vermilion with a view to enhancing Vermilion's cash flow from operations.

Cash distributions will be made on the 15th day of each month to Unitholders of record on the immediately preceding Distribution Record Date.

Record of Cash Distributions

The following table sets forth the amount of monthly cash distributions per Trust Unit paid by the Trust since the completion of the Arrangement on January 22, 2003. Distributions are generally paid on the 15th day of the month following the month of declaration.

Period	Distribution Amount for Period per Trust Unit
2003 - January 22 to December 31	$1.87
2004 - January to December	$2.04
2005 - January to December	$2.04
2006 - January to February	$0.34
Total Cash Distribution since January 22, 2003(1)	$6.29
Note:
(1)
On March 15, 2006, the Trust announced that it would pay a cash distribution of $0.17 per Trust Unit to Unitholders of record as of March 31, 2006 on April 13, 2006 (the “March Distribution”). The Total Cash Distributions since January 22, 2003 does not include the March Distribution.

Redemption Right

Trust Units are redeemable at any time on demand by the holders thereof upon delivery to the Trust of the certificate or certificates representing such Trust Units, accompanied by a duly completed and properly executed notice requiring redemption. Upon receipt of the notice to redeem Trust Units by the Trust, the holder thereof shall only be entitled to receive a price per Trust Unit (the "Market Redemption Price") equal to the lesser of: (a) 90% of the "market price" (as defined in the Trust Indenture) of the Trust Units on the principal market on which the Trust Units are quoted for trading during the 10 trading day period commencing immediately after the date on which the Trust Units are tendered to the Trust for redemption; and (b) the closing market price on the principal market on which the Trust Units are quoted for trading on the date that the Trust Units are so tendered for redemption.

The aggregate Market Redemption Price payable by the Trust in respect of any Trust Units surrendered for redemption during any calendar month shall be satisfied by way of a cash payment on the last day of the following month. In certain circumstances, the aggregate Market Redemption Price payable by the Trust may be satisfied by distributing notes having an aggregate principal amount equal to the aggregate Market Redemption Price of the Trust Units tendered for redemption.

2005 Annual Information Form - Vermilion Energy Trust

It is anticipated that this redemption right will not be the primary mechanism for holders of Trust Units to dispose of their Trust Units. Notes which may be distributed in specie to holders of Trust Units in connection with a redemption will not be listed on any stock exchange and no market is expected to develop in such notes.

Non-Resident Unitholders

It is in the best interest of Unitholders that the Trust qualifies as a "unit trust" and a "mutual fund trust" under the Tax Act. Certain provisions of the Tax Act require that the Trust not be established nor maintained primarily for the benefit of Non-Residents. Accordingly, in order to comply with such provisions, the Trust Indenture contains restrictions on the ownership of Trust Units by Unitholders who are Non-Residents. In this regard, the Trust shall, among other things, take all necessary steps to monitor the ownership of the Trust Units to carry out such intentions. If at any time the Trust becomes aware that the beneficial owners of 50% or more of the Trust Units then outstanding are or may be Non-Residents or that such a situation is imminent, the Trust shall take such action as may be necessary to carry out such intentions.

Meetings of Unitholders

The Trust Indenture provides that meetings of Unitholders must be called and held for, among other matters, the election or removal of the Trustee, the appointment or removal of the auditors of the Trust, the approval of amendments to the Trust Indenture (except as described under "Amendments to the Trust Indenture"), the sale of the property of the Trust as an entirety or substantially as an entirety, and the commencement of winding-up the affairs of the Trust. Meetings of Unitholders will be called and held annually for, among other things, the election of the directors of Vermilion and the appointment of the auditors of the Trust.

A meeting of Unitholders may be convened at any time and for any purpose by the Trustee and must be convened, except in certain circumstances, if requisitioned by the holders of not less than 5% of the Trust Units then outstanding by a written requisition. A requisition must, among other things, state in reasonable detail the business purpose for which the meeting is to be called.

Unitholders may attend and vote at all meetings of Unitholders either in person or by proxy and a proxyholder need not be a Unitholder. Two persons present in person or represented by proxy and representing in the aggregate at least 5% of the votes attaching to all outstanding Trust Units shall constitute a quorum for the transaction of business at all such meetings. For the purposes of determining such quorum, the holders of any issued Special Voting Rights who are present at the meeting shall be regarded as representing outstanding Trust Units equivalent in number to the votes attaching to such Special Voting Rights.

The Trust Indenture contains provisions as to the notice required and other procedures with respect to the calling and holding of meetings of Unitholders in accordance with the requirements of applicable laws.

Trustee

Computershare Trust Company of Canada is the trustee of the Trust. The Trustee is responsible for, among other things, accepting subscriptions for Trust Units and issuing Trust Units pursuant thereto and maintaining the books and records of the Trust and providing timely reports to holders of Trust Units. The Trust Indenture provides that the Trustee shall exercise its powers and carry out its functions thereunder as Trustee honestly, in good faith and in the best interests of the Trust and, in connection therewith, shall exercise that degree of care, diligence and skill that a reasonably prudent trustee would exercise in comparable circumstances.

The initial term of the Trustee's appointment is until the third annual meeting of Unitholders. The Unitholders shall, at the third annual meeting of the Unitholders, re-appoint, or appoint a successor to the Trustee for an additional three year term, and thereafter, the Unitholders shall reappoint or appoint a successor to the Trustee at the annual meeting of Unitholders three years following the reappointment or appointment of the successor to the Trust. The Trustee may also be removed by Special Resolution of the Unitholders. Such resignation or removal becomes effective upon the acceptance or appointment of a successor trustee.

2005 Annual Information Form - Vermilion Energy Trust

Delegation of Authority, Administration and Trust Governance

The board of directors of Vermilion has generally been delegated the significant management decisions of the Trust. In particular, the Trustee has delegated to Vermilion responsibility for any and all matters relating to the following: (a) an Offering; (b) ensuring compliance with all applicable laws, including in relation to an Offering; (c) all matters relating to the content of any Offering Documents, the accuracy of the disclosure contained therein, and the certification thereof; (d) all matters concerning the terms of, and amendment from time to time of the material contracts of the Trust; (e) all matters concerning any underwriting or agency agreement providing for the sale of Trust Units or rights to Trust Units; (f) all matters relating to the redemption of Trust Units; (g) all matters relating to the voting rights on any investments in the Trust Fund or any Subsequent Investments; and (h) all matters relating to the specific powers and authorities as set forth in the Trust Indenture.

Amendments to the Trust Indenture

The Trust Indenture may be amended or altered from time to time by Special Resolution.

The Trustee may, without the approval of any of the Unitholders, amend the Trust Indenture for the purpose of:

(a)	ensuring the Trust's continuing compliance with applicable laws or requirements of any governmental agency or authority of Canada or of any province;

(b)	ensuring that the Trust will satisfy the provisions of each of subsections 108(2) and 132(6) of the Tax Act as from time to time amended or replaced;

(c)	ensuring that such additional protection is provided for the interests of Unitholders as the Trustee may consider expedient;

(d)
removing or curing any conflicts or inconsistencies between the provisions of the Trust Indenture or any supplemental indenture and any other agreement of the Trust or any offering document pursuant to which securities of the Trust are issued with respect to the Trust, or any applicable law or regulation of any jurisdiction, provided that in the opinion of the Trustee the rights of the Trustee and of the Unitholders are not prejudiced thereby; or

(e)
curing, correcting or rectifying any ambiguities, defective or inconsistent provisions, errors, mistakes or omissions, provided that in the opinion of the Trustee the rights of the Trustee and of the Unitholders are not prejudiced thereby.

Takeover Bid

The Trust Indenture contains provisions to the effect that if a takeover bid is made for the Trust Units and not less than 90% of the Trust Units (other than Trust Units held at the date of the takeover bid by or on behalf of the offeror or associates or affiliates of the offeror) are taken up and paid for by the offeror, the offeror will be entitled to acquire the Trust Units held by Unitholders who did not accept the takeover bid, on the terms offered by the offeror.

Termination of the Trust

The Unitholders may vote to terminate the Trust at any meeting of the Unitholders duly called for that purpose, subject to the following: (a) a vote may only be held if requested in writing by the holders of not less than 20% of the outstanding Trust Units; (b) a quorum of 50% of the issued and outstanding Trust Units is present in person or by proxy; and (c) the termination must be approved by Special Resolution of Unitholders.

Unless the Trust is earlier terminated or extended by vote of the Unitholders, the Trustee shall commence to wind up the affairs of the Trust on December 31, 2099. In the event that the Trust is wound up, the Trustee will sell and convert into money the property of the Trust in one transaction or in a series of transactions at public or private sale and do all other acts appropriate to liquidate the property of the Trust, and shall in all respects act in accordance with the directions, if any, of the Unitholders in respect of termination authorized pursuant to the Special Resolution authorizing the termination of the Trust. Notwithstanding anything herein contained, in no event shall the Trust be wound up until the Royalty shall have been disposed of, and under no circumstances shall any Unitholder come into any possession of any interest in the Royalty. After paying, retiring or discharging or making provision for the payment, retirement or discharge of all known liabilities and obligations of the Trust and providing for indemnity against any other outstanding liabilities and obligations, the Trustee shall distribute the remaining part of the proceeds of the sale of the assets together with any cash forming part of the property of the Trust among the Unitholders in accordance with their Pro Rata Share.

2005 Annual Information Form - Vermilion Energy Trust

Reporting to Unitholders

The financial statements of the Trust are audited annually by an independent recognized firm of chartered accountants. The audited financial statements of the Trust, together with the report of such chartered accountants, are mailed by the Trustee to Unitholders and the unaudited interim financial statements of the Trust are mailed to Unitholders as prescribed by applicable securities legislation. The year-end of the Trust is December 31.

The Trust is subject to the continuous disclosure obligations under applicable securities legislation.

Distribution Reinvestment and Optional Trust Unit Purchase Plan

The Trust has established the DRIP Plan. The DRIP Plan is only available to registered Unitholders who are residents of Canada.

Under the DRIP Plan, registered Unitholders may, at their option, reinvest their cash distributions to purchase additional Trust Units (the "DRIP Units") by directing the Plan Agent (as defined below) to apply Distributions on their existing Trust Units to the purchase of DRIP Units or by making optional cash payments (the "Cash Payment Option"). Computershare Trust Company of Canada in its capacity as plan agent (the "Plan Agent") will apply Cash Distributions towards the purchase of DRIP Units from the Trust, subject to certain limitations either from treasury or at the discretion of Vermilion through the facilities of the TSX. DRIP Units will be acquired either at the average market price at which DRIP Units are acquired through the facilities of the TSX or from treasury based on the weighted average of the previous 10 days of trading prior to the applicable Distribution. Under the Cash Payment Option, a registered Unitholder may, through the Plan Agent purchase additional DRIP Units having a value of up to $5,000 per month. Participants in the DRIP Plan will also receive additional distributions of Trust Units equal to 5% of the DRIP Units purchased with their Distributions or under the Cash Payment Option, as applicable (the "Bonus Units under the DRIP Plan"). The aggregate number of DRIP Units that may be issued under the Cash Payment Option in any fiscal year of the Trust will be limited to 2% of the number of Trust Units issued and outstanding at the start of such fiscal year. Participants will not have to pay any brokerage fees or service charges in connection with the purchase of DRIP Units.

Registered Unitholders may, after electing to participate in the DRIP Plan, terminate their participation in the DRIP Plan by written notice to the Plan Agent. That notice, if actually received no later than 5 business days prior to a Distribution Record Date, will have effect for the distribution to be made on the following Distribution Payment Date. Thereafter, distributions to those Unitholders will be in cash. The Trust may amend, suspend or terminate the DRIP Plan in its sole discretion provided that any amendment to the DRIP Plan must be approved by the TSX and that any amendment, modification or suspension shall have no retroactive effect if it would prejudice the interests of participants. The Trust is not required to issue Trust Units into any jurisdiction where that issuance would be illegal.

Unitholder Rights Plan

The Trust currently has in place a Unitholder rights plan (the "Existing Plan") that came into effect on January 22, 2003. Under the terms of the agreement governing the Existing Plan, the Existing Plan and the issuance of rights thereunder will expire at the termination of the Meeting. The Board of Directors has determined that it is appropriate to maintain a Unitholder rights plan and has prepared a new Unitholder rights plan (the "2006 Plan") to replace the Existing Plan.

Purpose of the Plan

The objectives of the Plan are to ensure, to the extent possible, that all Unitholders are treated equally and fairly in connection with any takeover bid for the Trust. Takeover bids may be structured to be coercive or may be initiated at a time when the Board of Directors of Vermilion will have a difficult time preparing an adequate response to the offer. Accordingly, such offers do not always result in Unitholders receiving equal or fair treatment or full or maximum value for their investment. Under current Canadian securities legislation, a takeover bid is required to remain open for 35 days, a period of time which the Board of Directors believes is insufficient for the directors to: (i) evaluate a takeover bid (particularly if it includes share or trust unit consideration); (ii) explore, develop and pursue alternatives which are superior to the takeover bid and which could maximize Unitholder value; and (iii) make reasoned recommendations to the Unitholders.

2005 Annual Information Form - Vermilion Energy Trust

The 2006 Plan discourages discriminatory, coercive or unfair takeovers of the Trust and gives the Board of Directors of Vermilion time if, in the circumstances, the Board of Directors determines it is appropriate to take such time, to pursue alternatives to maximize Unitholder value in the event an unsolicited takeover bid is made for all or a portion of the outstanding Trust Units of the Trust. As set forth in detail below, the 2006 Plan discourages coercive hostile takeover bids by creating the potential that any Trust Units which may be acquired or held by such a bidder will be significantly diluted. The potential for significant dilution to the holdings of such a bidder can occur as the 2006 Plan provides that all holders of Trust Units who are not related to the bidder will be entitled to exercise rights issued to them under the 2006 Plan and to acquire Trust Units at a substantial discount to prevailing market prices. The bidder or the persons related to the bidder will not be entitled to exercise any Rights under the Plan. Accordingly, the Plan will encourage potential bidders to make takeover bids by means of a Permitted Bid (as defined below) or to approach the Board of Directors of Vermilion to negotiate a mutually acceptable transaction. The Permitted Bid provisions of the 2006 Plan are designed to ensure that in any takeover bid for outstanding Trust Units of the Trust all Unitholders are treated equally and are given adequate time to properly assess such takeover bid on a fully-informed basis.

The 2006 Plan is not being proposed in response to, or in anticipation of, any pending, threatened or proposed acquisition or takeover bid. The Board of Directors did not adopt the 2006 Plan to prevent a takeover of the Trust, to secure the continuance of management or the directors in their respective offices or to deter fair offers for the Trust Units of the Trust.

Summary of the Plan

The following summary of terms of the 2006 Plan is qualified in its entirety by reference to the text of the Unitholder Rights Plan Agreement. A copy of the Unitholder Rights Plan Agreement will be available in its entirety upon request at the head office of Vermilion during normal business hours.

Term

If approved at the Meeting, the 2006 Plan will be adopted immediately following the Meeting and (unless earlier terminated) will remain in effect until termination of the annual meeting of Unitholders of the Trust in 2009 unless the term of the Unitholder Rights Plan Agreement is extended beyond such date by resolution of Unitholders at such meeting.

Issue of Rights

One right (a "Right") will be issued by the Trust pursuant to the Unitholder Rights Plan Agreement in respect of each Trust Unit of the Trust outstanding at the close of business on May 5, 2006 (or such other date on which the Meeting is held) (the "Record Time"). One Right will also be issued for each additional Trust Unit issued after the Record Time and prior to the earlier of the Separation Time (as defined below) or the Expiration Time (as defined below).

Rights Exercise Privilege

The Rights will separate from the voting units to which they are attached and become exercisable at the time (the "Separation Time") which is 10 trading days following the date a person becomes an Acquiring Person or announces an intention to make a takeover bid that is not an acquisition pursuant to a takeover bid permitted by the 2006 Plan (a "Permitted Bid").

Any transaction or event in which a person (an "Acquiring Person"), including associates and affiliates and others acting in concert, acquires (other than pursuant to an exemption available under the 2006 Plan or a Permitted Bid) Beneficial Ownership (as defined in the 2006 Plan) of 20% or more of the voting securities of the Trust is referred to as a "Flip-in Event". Any Rights held by an Acquiring Person on or after the earlier of the Separation Time or the first date of public announcement by the Trust or an Acquiring Person that an Acquiring Person has become such, will become void and the Rights (other than those held by the Acquiring Person) will permit the holder to purchase Trust Units at a substantial discount to their prevailing market price at the time.

The issuance of the Rights is not dilutive and will not affect reported earnings or cash flow per Trust Unit until the Rights separate from the underlying Trust Units and become exercisable or until the exercise of the Rights. The issuance of the Rights will not change the manner in which Unitholders currently trade their Trust Units.

2005 Annual Information Form - Vermilion Energy Trust

Permitted Lock-Up Agreement

A person will not become an Acquiring Person by virtue of having entered into an agreement (a "Permitted Lock-Up Agreement") with a Unitholder whereby the Unitholder agrees to deposit or tender voting shares to a takeover bid made by such person, provided that the agreement meets certain requirements including:

(a)	the terms of the agreement are publicly disclosed and a copy of the agreement is publicly available;

(b)
the Unitholder who has agreed to tender voting shares to the takeover bid (the "Lock-Up Bid") made by the other party to the agreement is permitted to terminate its obligation under the agreement in order to tender voting shares to another takeover bid or transaction where: (i) the offer price or value of the consideration payable under the other takeover bid or transaction is greater than the price or value of the consideration per share at which the Unitholder has agreed to deposit or tender voting shares to the Lock-Up Bid or is equal to or greater than a specified minimum which is not more than 7% higher than the offer price under the Lock-Up Bid; and (ii) if the number of voting shares offered to be purchased under the Lock-Up Bid is less than all of the voting units held by Unitholders (excluding Trust Units held by the offeror), the number of voting units offered to be purchased under the other takeover bid or transaction (at an offer price not lower than in the Lock-Up Bid) is greater than the number of voting units offered to be purchased under the Lock-Up Bid or is equal to or greater than a specified number which is not more than 7% higher than the number of voting units offered to be purchased under the Lock-Up Bid; and

(c)
no break-up fees or other penalties that exceed in the aggregate the greater of 2.5% of the price or value of the consideration payable under the Lock-Up Bid and 50% of the increase in consideration resulting from another takeover bid or transaction shall be payable by the Unitholder if the Unitholder fails to deposit or tender voting units to the Lock-Up Bid.

Certificates and Transferability

Prior to the Separation Time, the Rights will be evidenced by a legend imprinted on certificates for Trust Units issued from and after the effective date (the "Effective Date") of the Unitholder Rights Plan Agreement (being the later of the date of the Unitholder Rights Plan Agreement and the receipt by the Trust of all regulatory approvals with respect to the Unitholder Rights Plan Agreement). Rights are also attached to Trust Units outstanding on the Effective Date, although certificates issued prior to the Effective Date will not bear such a legend. Unitholders are not required to return their certificates in order to have the benefit of the Rights. Prior to the Separation Time, Rights will trade together with the Trust Units and will not be exercisable or transferable separately from the Trust Units. From and after the Separation Time, the Rights will become exercisable, will be evidenced by Rights Certificates and will be transferable separately from the Trust Units.

Permitted Bid Requirements

The requirements of a "Permitted Bid" include the following:

(a)	the takeover bid must be made by means of a takeover bid circular;

(b)	the takeover bid is made to all holders of voting units as registered on the books of the Trust, other than the offeror;

(c)
the takeover bid contains, and the take-up and payment for securities tendered or deposited is subject to, an irrevocable and unqualified provision that no voting shares will be taken up or paid for pursuant to the takeover bid prior to the close of business on the date which is not less than 45 days following the date of the takeover bid and only if at such date more than 50% of the voting units held by independent Unitholders shall have been deposited or tendered pursuant to the takeover bid and not withdrawn;

(d)
the takeover bid contains an irrevocable and unqualified provision that unless the takeover bid is withdrawn, voting units may be deposited pursuant to such takeover bid at any time during the period of time between the date of the takeover bid and the date on which voting units may be taken up and paid for and that any voting units deposited pursuant to the takeover bid may be withdrawn until taken up and paid for; and

2005 Annual Information Form - Vermilion Energy Trust

(e)
the takeover bid contains an irrevocable and unqualified provision that if, on the date on which voting units may be taken up and paid for, more than 50% of the voting units held by independent Unitholders shall have been deposited pursuant to the takeover bid and not withdrawn, the offeror will make a public announcement of that fact and the takeover bid will remain open for deposits and tenders of voting units for not less than ten business days from the date of such public announcement.

The 2006 Plan allows for a competing Permitted Bid (a "Competing Permitted Bid") to be made while a Permitted Bid is in existence. A Competing Permitted Bid must satisfy all of the requirements of a Permitted Bid except that it may expire on the same date as the Permitted Bid, subject to the requirement that it be outstanding for a minimum period of 35 days.

Waiver and Redemption

If a potential offeror does not desire to make a Permitted Bid, it can negotiate with, and obtain the prior approval of, the Board of Directors to make a takeover bid by way of a takeover bid circular sent to all holders of voting units on terms which the Board of Directors considers fair to all Unitholders. In such circumstances, the Board of Directors may waive the application of the 2006 Plan thereby allowing such bid to proceed without dilution to the offeror. Any waiver of the application of the 2006 Plan in respect of a particular takeover bid shall also constitute a waiver of any other takeover bid which is made by means of a takeover bid circular to all holders of voting units while the initial takeover bid is outstanding. The Board of Directors may also waive the application of the 2006 Plan in respect of a particular Flip-in Event that has occurred through inadvertence, provided that the Acquiring Person that inadvertently triggered such Flip-in Event reduces its beneficial holdings to less than 20% of the outstanding voting units of the Trust within 14 days or such earlier or later date as may be specified by the Board. With the prior consent of the holders of voting units, the Board of Directors may, prior to the occurrence of a Flip-in Event that would occur by reason of an acquisition of voting units otherwise than pursuant to the foregoing, waive the application of the 2006 Plan to such Flip-in Event.

The Board of Directors may, with the prior consent of the holders of voting units, at any time prior to the occurrence of a Flip-in Event, elect to redeem all but not less than all of the then outstanding Rights at a redemption price of $0.00001 per Right. Rights are deemed to be redeemed following completion of a Permitted Bid, a Competing Permitted Bid or a takeover bid in respect of which the Board of Directors has waived the application of the 2006 Plan.

Exemptions for Investment Advisors

Investment advisors (for client accounts), trust companies (acting in their capacity as trustees or administrators), statutory bodies whose business includes the management of funds (for employee benefit plans, pension plans, or insurance plans of various public bodies) and administrators or trustees of registered pension plans or funds acquiring greater than 20% of the voting shares are exempted from triggering a Flip-in Event, provided they are not making, either alone or jointly or in concert with any other person, a takeover bid.

Board of Directors

The adoption of the 2006 Plan will not in any way lessen or affect the duty of the board of directors to act honestly and in good faith with a view to the best interests of the Trust. The Board of Directors, when a takeover bid or similar offer is made, will continue to have the duty and power to take such actions and make such recommendations to Unitholders as are considered appropriate.

Amendment

The Trust may, prior to the date of the Meeting, without the approval of the holders of Trust Units, supplement, amend, vary or delete any of the provisions of the Unitholder Rights Plan Agreement and may, after the date of the Meeting (provided the Unitholder Rights Plan Agreement is approved by Unitholders at such meeting) with the prior approval of Unitholders (or the holders of Rights if the Separation Time has occurred), supplement amend, vary or delete any of the provisions of the Unitholder Rights Plan Agreement. The Trust may make amendments to the Unitholder Rights Plan Agreement at any time to correct any clerical or typographical error or, subject to confirmation at the next meeting of Unitholders, make amendments which are required to maintain the validity of the Unitholder Rights Plan Agreement due to changes in any applicable legislation, regulations or rules.

2005 Annual Information Form - Vermilion Energy Trust

ADDITIONAL INFORMATION RESPECTING VERMILION RESOURCES LTD.

Management of Vermilion

Vermilion has a board of directors currently consisting of seven individuals. The directors are elected by the Trust at the direction of Unitholders by ordinary resolution, and hold office until the Meeting.

As at March 15, 2006 the directors and officers of Vermilion, as a group, beneficially owned, directly or indirectly, 866,839 Trust Units representing approximately 1.4% of the issued and outstanding Trust Units, as well as an aggregate of 4,374,974 Exchangeable Shares. Assuming all Exchangeable Shares were exchanged for Trust Units, using the Exchange Ratio of 1.40177, the directors and executive officers would hold 6,999,546 Trust Units, representing approximately 10% of then issued and outstanding Trust Units.

The following table sets forth certain information respecting the directors and officers of Vermilion.

Name and Municipality of Residence	Office Held	Year First Elected or Appointed as Director	Principal Occupation During the Past Five Years

Lorenzo Donadeo Calgary, Alberta	President and Chief Executive Officer and Director	1994	Since 2003, President and Chief Executive Officer of Vermilion; from 2000 to 2003 Vice President and Chief Operating Officer of Vermilion; from 1995 to 2000, Executive Vice President of Vermilion.

Jeffrey S. Boyce (3)(4) Calgary, Alberta	Director	1994	Since 2003, President and Chief Executive Officer of Clear Energy Inc., a public oil and gas company; from 1994 to 2003, President and Chief Executive Officer of Vermilion.

W. Kenneth Davidson (1)(2) Oakville, Ontario	Director	2005	Since 2002, Director of Millar Western Forest Products Ltd.; from 1996 to 2001, Co-Chief Executive Officer of Gordon Capital Corporation, an investment banking firm.

Claudio A. Ghersinich Calgary, Alberta	Director	1994
Since 2005, Executive Director of Carrera Investments Corp., a private investment company; from 2003 to 2005, Executive Vice President, Business Development of Vermilion; from 2000 to 2003 Executive Vice President, New Ventures of Vermilion.

Joseph F. Killi(1)(2) Calgary, Alberta	Director	1999
Since 2006, Chairman of Parkbridge Lifestyle Communities Inc., a public real estate company; from 1998 to 2005 Chief Executive Officer of Parkbridge Lifestyle Communities Inc.; from 1993 to present, President of Rosebridge Capital Corp. Inc., a private real estate investment company and previously Chief Operating Officer and Chief Financial Officer of Trizec Corporation Ltd., a public real estate company.

Larry J. Macdonald(1)(2)(3)(4) Calgary, Alberta	Director and Chairman of the Board	2002	Since 2003 Chief Executive Officer, Point Energy Ltd., a private oil and gas company; from 2000 to 2003 Chairman and Chief Executive Officer, Pointwest Energy Inc., a private oil and gas company.

William F. Madison(1)(3)(4) Houston, Texas	Director	2004
Since 2003 Chairman of the Montana Tech Foundation from 1965 to 2000 Mr. Madison worked in increasingly senior positions with Marathon Oil Company, a public oil and gas company, where he retired as Senior Vice President Worldwide Production.

John D. Donovan Calgary, Alberta	Executive Vice President Business Development	N/A
Since 2005, Executive Vice President, Business Development of Vermilion; from 2002 to 2005 Senior Vice President of Harrison Lovegrove, oil and gas consultants; from 1978 to 2002, various positions with ConocoPhillips, a public oil and gas company.

2005 Annual Information Form - Vermilion Energy Trust

Name and Municipality of Residence	Office Held	Year First Elected or Appointed as Director	Principal Occupation During the Past Five Years

Curtis W. Hicks Calgary, Alberta	Executive Vice President and Chief Financial Officer	N/A
Since 2004 Executive Vice President and Chief Financial Officer of Vermilion; from 2003 to 2004 Vice President, Finance and Chief Financial Officer of Vermilion; from 2000 to 2003, Vice President Finance and Chief Financial Officer of NAL Oil & Gas Trust, a public oil and gas trust; from 1998 to 2000, Chief Executive Officer of Caravan Oil & Gas Ltd, a public oil and gas company.

G.R. (Bob) Mac Dougall Calgary, Alberta	Executive Vice President and Chief Operating Officer	N/A
Since 2006 Executive Vice President and Chief Operating Officer of Vermilion; from 2004 to 2006, Chief Operating Officer of Vermilion; from 1999 to 2004, General Manager of production and operations of Chevron Texaco Western Canada producing oil and gas properties.

Keith D. Hartman Calgary, Alberta	Vice President Exploitation	N/A
Since 2006, Vice President Exploitation of Vermilion; from 2004 to 2006, Director of Exploitation of Vermilion; from 2001 to 2004, Project Manager and Manager of Production Optimization of Chevron Texaco Western Canada producing oil and gas properties.

Raj C. Patel Calgary, Alberta	Vice President Marketing	N/A	Since 2001, Vice President, Marketing of Vermilion; from 1996 to 2000, President of Access Energy Management, a private consulting company.

Douglas W. Reynolds Calgary, Alberta	Vice President Land and New Ventures	N/A
Since 2004 Vice President, Land and New Ventures of Vermilion; from 2002 to 2004, Vice President, Land of Vermilion; from 2000 to 2002, Senior Landman and Land Manager for Foothills N.E. B.C. and Hamburg Areas for Burlington Resources Canada Ltd., a public oil and gas company.

Daniel Goulet Biscarosse, France	Diréctéur General of Vermilion REP S.A.S.	N/A	Since 2003 Diréctéur General of Vermilion REP S.A.S., a subsidiary of the Trust; from 2000 to 2003, Production and Engineering Manager of Vermilion REP S.A.S.

Gregory T. Hay Harlingen, Netherlands	Managing Director, Vermilion Netherlands	N/A
Since 2004, Managing Director of Vermilion Oil & Gas Netherlands B.V., a subsidiary of the Trust; from 2001 to 2003, Managing Director of Wintershall Noordze BV, an oil and gas company and Clyde Nederland BV, an oil and gas company, the Hague, Netherlands; from 1997 to 2001, General Manager, Wintershall, Tripoli, Libya, an oil and gas company.

Bruce D. Lake Perth, Australia	Managing Director, Vermilion Australia	N/A	Since 2005, Managing Director of Vermilion Oil & Gas Australia Pty Ltd., a subsidiary of the Trust; from 1996 to 2005, Operations Manager for Apache Energy Limited’s Australian oil and gas operations.

Charles W. Berard Calgary, Alberta	Corporate Secretary	N/A	Partner at Macleod Dixon llp, Barristers & Solicitors.

Notes:
(1)	Member of the Audit Committee
(2)	Member of the Governance and Human Resources Committee
(3)	Member of the Health, Safety and Environment Committee
(4)	Member of the Reserves Committee

2005 Annual Information Form - Vermilion Energy Trust

AUDIT COMMITTEE MATTERS
Audit Committee Charter

Vermilion has established an audit committee (the "Audit Committee") to assist the Board of Directors in carrying out its oversight responsibilities with respect to, among other things, financial reporting, internal controls and the external audit process of the Trust. The Audit Committee Terms of Reference are set out in Schedule "C" to this annual information form.

Composition of the Audit Committee

The following table sets forth the name of each current member of the Audit Committee, whether pursuant to applicable securities legislation, such member is considered independent, whether pursuant to applicable securities legislation, such member is considered financially literate and the relevant education and experience of such member.

Name	Independent	Financial Literate	Relevant Education and Experience

W. Kenneth Davidson	Yes	Yes
Mr. Davidson holds Bachelor of Science degrees in Mathematics and Business and a Masters in Business Administration degree. Mr. Davidson has obtained significant financial experience and exposure to accounting and complex financial issues as a director, officer or consultant to a number of companies involved in the banking and securities areas of the financial services sector.

Joseph F. Killi (Chair)	Yes	Yes
Mr. Killi holds a Bachelor of Science degree, a Bachelor of Commerce degree and a Chartered Accountant designation. As a Chartered Accountant, Mr. Killi attained experience in preparing, auditing, analyzing and evaluating financial statements. Mr. Killi has an understanding of the accounting principles used by the Trust as well as the implications of those accounting principles on the Trust's financial results. Mr. Killi has also obtained significant financial experience and exposure to accounting and financial issues in a number of senior positions with Parkbridge Lifestyle Communities Inc., Rosebridge Capital Corp. Inc. and Trizec Corporation and in his role as a director and audit committee member of other public and private companies.

Larry J. Macdonald	Yes	Yes
Mr. Macdonald holds a Bachelor of Science degree. In 2005, Mr. Macdonald attended a financial literacy course at the University of Toronto's Rotman's School of Management in conjunction with the Institute of Corporate Directors. In addition, Mr. Macdonald has obtained financial experience and exposure to accounting and financial issues in a number of senior officer positions with Point Energy Ltd., Pointwest Energy Inc., Westpoint Energy Inc. and Anderson Exploration Ltd. and as a director, audit committee member and officer of a number of other public and private companies as well as not-for-profit organizations.

William F. Madison	Yes	Yes
Mr. Madison holds a Bachelor of Science in Petroleum Engineering. Mr. Madison attended the Harvard Program for Management Development. Mr. Madison has obtained financial experience and exposure to accounting and financial issues as the Chairman of Montana Tech Foundation and as a senior executive of Marathon Oil Company and as a director, audit committee member and officer of other public and private companies.

External Audit Service Fees

During the years ended December 31, 2005 and 2004, Deloitte & Touche LLP, the auditors of the Trust, received the following fees from the Trust:

Item	2005	2004
Audit fees(1)	$545,737	$411,936
Audit related fees(2)	$154,565	$145,275
Notes:
(1)
Audit fees consisted of professional services rendered by Deloitte & Touche llp for the audit of the Trust's financial statements for the years ended December 31, 2005 and 2004, fees for the review of the quarterly financial statements and services provided in connection with statutory and regulatory filings or engagements.

(2)
Audit related fees are for assurance and related services reasonably related to the performance of the audit or review of the annual financial statements and are not reported under the heading "Audit Fees".

2005 Annual Information Form - Vermilion Energy Trust

Vermilion Share Capital

Vermilion is authorized to issue an unlimited number of common shares and an unlimited number of exchangeable shares issuable in series, of which an unlimited number of Series A Exchangeable Shares are authorized. The Trust is the sole holder of the issued and outstanding shares of Vermilion, other than the Exchangeable Shares.

Common Shares

Each common share will entitle its holder to receive notice of and to attend all meetings of the shareholders of Vermilion and to one vote at such meetings. The holders of common shares will be, at the discretion of the board of directors of Vermilion and subject to applicable legal restrictions, and subject to certain preferences of holders of Exchangeable Shares, entitled to receive any dividends declared by the board of directors on the common shares to the exclusion of the holders of Exchangeable Shares, subject to the proviso that no dividends shall be paid on the common shares unless all declared dividends on the outstanding Exchangeable Shares have been paid in full. The holders of common shares will be entitled to share equally in any distribution of the assets of Vermilion upon the liquidation, dissolution, bankruptcy or winding-up of Vermilion or other distribution of its assets among its shareholders for the purpose of winding-up its affairs. Such participation is subject to the rights, privileges, restrictions and conditions attaching to the Exchangeable Shares and any other shares having priority over the common shares.

Exchangeable Shares

Each Exchangeable Share will have economic rights (including the right to have the Exchange Ratio adjusted to account for distributions paid to Unitholders) and voting attributes (through the benefit of the Special Voting Right granted to the Voting and Exchange Trust Agreement Trustee) as set forth in the Exchangeable Share Provisions. In addition, holders of Exchangeable Shares will have the right to receive Trust Units at any time in exchange for their Exchangeable Shares, on the basis of the Exchange Ratio in effect at the time of the exchange. Fractional Trust Units will not be delivered on any exchange of Exchangeable Shares and the Voting and Exchange Trust Agreement. In the event that the Exchange Ratio in effect at the time of an exchange would otherwise entitle a holder of Exchangeable Shares to a fractional Trust Unit, the number of Trust Units to be delivered will be rounded down to the nearest whole number of Trust Units. Holders of Exchangeable Shares will not receive cash distributions from the Trust. Rather, the Exchange Ratio will be adjusted to account for distributions paid to Unitholders in the manner described below. Holders of Exchangeable Shares may receive dividends from Vermilion at the discretion of the directors of Vermilion.

The initial Exchange Ratio upon the completion of the Arrangement was equal to one. On each Distribution Payment Date, the Exchange Ratio will be increased, on a cumulative basis, in respect of the Distribution on such date by an amount which assumes the reinvestment of such Distribution in Trust Units at the then-prevailing Current Market Price of a Trust Unit. The Exchange Ratio will be decreased in respect of any dividends paid on the Exchangeable Shares by an amount of such dividend divided by the then-prevailing Current Market Price of a Trust Unit.

Ranking

The Exchangeable Shares will rank rateably with shares of any other series of exchangeable shares of Vermilion and prior to any common shares of Vermilion and any other shares ranking junior to the Exchangeable Shares with respect to the payment of dividends, if any, that have been declared and the distribution of assets in the event of the liquidation, dissolution or winding-up of Vermilion.

Dividends

Holders of Exchangeable Shares will be entitled to receive cash dividends if, as and when declared by the board of directors of Vermilion. Vermilion anticipates that it may from time to time declare dividends on the Exchangeable Shares up to but not exceeding any cash distributions on the Trust Units into which such Exchangeable Shares are exchangeable. In the event that any such dividends are paid, the Exchange Ratio will be correspondingly reduced to reflect such dividends.

2005 Annual Information Form - Vermilion Energy Trust

Certain Restrictions

Vermilion will not, without obtaining the approval of the holders of the Exchangeable Shares as set forth below under the subheading "Amendment and Approval":

(a)
pay any dividend on the common shares or any other shares ranking junior to the Exchangeable Shares, other than stock dividends payable in common shares or any other shares ranking junior to the Exchangeable Shares;

(b)	redeem, purchase or make any capital distribution in respect of the common shares or any other shares ranking junior to the Exchangeable Shares;

(c)	redeem or purchase any other shares of Vermilion ranking equally with the Exchangeable Shares with respect to the payment of dividends or on any liquidation distribution; or

(d)	amend the articles or by-laws of Vermilion in any manner that would affect the rights or privileges of the holders of Exchangeable Shares.

The above restrictions in (a), (b) and (c) shall not apply if all declared dividends on the outstanding Exchangeable Shares shall have been paid in full.

Liquidation or Insolvency of Vermilion

In the event of the liquidation, dissolution or winding-up of Vermilion or any other proposed distribution of the assets of Vermilion among its shareholders for the purpose of winding up its affairs, a holder of Exchangeable Shares will be entitled to receive from Vermilion, in respect of each such Exchangeable Share, that number of Trust Units equal to the Exchange Ratio as at the effective date of such event.

Upon the occurrence of such an event, the Trust and Trust Subsidiary will each have the overriding right to purchase all but not less than all of the Exchangeable Shares then outstanding (other than Exchangeable Shares held by the Trust or any subsidiary of the Trust) at a purchase price per Exchangeable Share to be satisfied by the issuance or delivery, as the case may be, of that number of Trust Units equal to the Exchange Ratio at such time and, upon the exercise of this right, the holders thereof will be obligated to sell such Exchangeable Shares to the Trust or Trust Subsidiary, as applicable. This right may be exercised by either the Trust or Trust Subsidiary.

Upon the occurrence of an Insolvency Event, the Voting and Exchange Trust Agreement Trustee on behalf of the holders of the Exchangeable Shares will have the right to require the Trust or Trust Subsidiary to purchase any or all of the Exchangeable Shares then outstanding and held by such holders at a purchase price per Exchangeable Share to be satisfied by the issuance or delivery, as the case may be, of that number of Trust Units equal to the Exchange Ratio at such time, as described under the subheading "Voting and Exchange Trust Agreement- Optional Exchange Right".

Automatic Exchange Right on Liquidation of the Trust

The Voting and Exchange Trust Agreement provides that in the event of a Trust liquidation event, as described below, the Trust or Trust Subsidiary will be deemed to have purchased all outstanding Exchangeable Shares and each holder of Exchangeable Shares will be deemed to have sold their Exchangeable Shares immediately prior to such Trust liquidation event at a purchase price per Exchangeable Share to be satisfied by the issuance or delivery, as the case may be, of that number of Trust Units equal to the Exchange Ratio at such time. "Trust liquidation event" means:

(a)
any determination by the Trust to institute voluntary liquidation, dissolution or winding-up proceedings in respect of the Trust or to effect any other distribution of assets of the Trust among the Unitholders for the purpose of winding up its affairs; or

(b)
the earlier of, the Trust's receiving notice of and the Trust's otherwise becoming aware of, any threatened or instituted claim, suit, petition or other proceedings with respect to the involuntary liquidation, dissolution or winding up of the Trust or to effect any other distribution of assets of the Trust among the Unitholders for the purpose of winding up its affairs in each case where the Trust has failed to contest in good faith such proceeding within 30 days of becoming aware thereof.

2005 Annual Information Form - Vermilion Energy Trust

Retraction of Exchangeable Shares by Holders and Retraction Call Right

Subject to the Retraction Call Right of the Trust and Trust Subsidiary described below, a holder of Exchangeable Shares will be entitled at any time to require Vermilion to redeem any or all of the Exchangeable Shares held by such holder for a retraction price (the "Retraction Price") per Exchangeable Share equal to the value of that number of Trust Units equal to the Exchange Ratio as at the date of redemption (the "Retraction Date"), to be satisfied by the delivery of such number of Trust Units. Fractional Trust Units will not be delivered. Any amount payable on account of the Retraction Price that includes a fractional Trust Unit will be rounded down to the nearest whole number of Trust Units. Holders of the Exchangeable Shares may request redemption by presenting to Vermilion or the transfer agent for the Exchangeable Shares a certificate or certificates representing the number of Exchangeable Shares the holder desires to have redeemed, together with a duly executed retraction request and such other documents as may be reasonably required to effect the redemption of the Exchangeable Shares. Subject to extension as described below, the redemption will become effective on the Retraction Date, which will be seven business days after the date on which Vermilion or the transfer agent receives the retraction notice. Unless otherwise requested by the holder and agreed to by Vermilion, the Retraction Date will not occur on such seventh business day if such day would occur between any Distribution Record Date and the Distribution Payment Date that corresponds to such Distribution Record Date. In this case, the Retraction Date will instead occur on such Distribution Payment Date. The reason for this is to ensure that the Exchange Ratio used in connection with such redemption is increased to account for the Distribution.

When a holder requests Vermilion to redeem the Exchangeable Shares, the Trust and Trust Subsidiary will have an overriding right (the "Retraction Call Right") to purchase on the Retraction Date all but not less than all of the Exchangeable Shares that the holder has requested Vermilion to redeem at a purchase price per Exchangeable Share equal to the Retraction Price, to be satisfied by the delivery of that number of Trust Units equal to the Exchange Ratio at such time. At the time of a Retraction Request by a holder of Exchangeable Shares, Vermilion will immediately notify the Trust and Trust Subsidiary. The Trust or Trust Subsidiary must then advise Vermilion within two business days as to whether the Retraction Call Right will be exercised. A holder may revoke his or her Retraction Request at any time prior to the close of business on the last business day immediately preceding the Retraction Date, in which case the holder's Exchangeable Shares will neither be purchased by the Trust or Trust Subsidiary nor be redeemed by Vermilion. If the holder does not revoke his or her Retraction Request, the Exchangeable Shares that the holder has requested Vermilion to redeem will on the Retraction Date be purchased by the Trust or Trust Subsidiary or redeemed by Vermilion, as the case may be, in each case at a purchase price per Exchangeable Share equal to the Retraction Price. In addition, a holder of Exchangeable Shares may elect to instruct the Voting and Exchange Trust Agreement Trustee to exercise the optional exchange right (the "Optional Exchange Right") to require the Trust or Trust Subsidiary to acquire such holder's Exchangeable Shares in circumstances where neither the Trust nor Trust Subsidiary have exercised the Retraction Call Right. See "Voting and Exchange Trust Agreement-Optional Exchange Right".

The Retraction Call Right may be exercised by either the Trust or Trust Subsidiary. If, as a result of solvency provisions of applicable law, Vermilion is not permitted to redeem all Exchangeable Shares tendered by a retracting holder, Vermilion will redeem only those Exchangeable Shares tendered by the holder as would not be contrary to such provisions of applicable law. The holder of any Exchangeable Shares not redeemed by Vermilion will be deemed to have required the Trust to purchase such unretracted Exchangeable Shares in exchange for Trust Units on the Retraction Date pursuant to the Optional Exchange Right. See "Voting and Exchange Trust Agreement- Optional Exchange Right".

Redemption of Exchangeable Shares

Subject to applicable law and the Redemption Call Right of the Trust and Trust Subsidiary, Vermilion:

(a)
will, on the tenth anniversary of the Effective Date, subject to extension of such date by the board of directors of Vermilion (the "Automatic Redemption Date"), redeem all but not less than all of the then outstanding Exchangeable Shares for a redemption price per Exchangeable Share equal to the value of that number of Trust Units equal to the Exchange Ratio as at the last business day prior to that Redemption Date (as that term is defined below) (the "Redemption Price"), to be satisfied by the delivery of such number of Trust Units; and

(b)
may, at any time when the aggregate number of issued and outstanding Exchangeable Shares is less than 500,000 (other than Exchangeable Shares held by the Trust and its subsidiaries and as such shares may be adjusted from time to time) (the "De Minimus Redemption Date" and, collectively with the Automatic Redemption Date, a "Redemption Date"), redeem all but not less than all of the then outstanding Exchangeable Shares for the Redemption Price per Exchangeable Share (unless contested in good faith by the Trust).

2005 Annual Information Form - Vermilion Energy Trust

Vermilion will, at least 45 days prior to any Redemption Date, provide the registered holders of the Exchangeable Shares with written notice of the prospective redemption of the Exchangeable Shares by Vermilion.

The Trust and Trust Subsidiary will have the right (the "Redemption Call Right"), notwithstanding a proposed redemption of the Exchangeable Shares by Vermilion on the applicable Redemption Date, pursuant to the Exchangeable Share Provisions, to purchase on any Redemption Date all but not less than all of the Exchangeable Shares then outstanding (other than Exchangeable Shares held by the Trust or its subsidiaries) in exchange for the Redemption Price per Exchangeable Share and, upon the exercise of the Redemption Call Right, the holders of all of the then outstanding Exchangeable Shares will be obliged to sell all such shares to the Trust or Trust Subsidiary, as applicable. If either the Trust or Trust Subsidiary exercises the Redemption Call Right, then Vermilion's right to redeem the Exchangeable Shares on the applicable Redemption Date will terminate. The Redemption Call Right may be exercised by either the Trust or Trust Subsidiary.

Voting Rights

Except as required by applicable law, the holders of the Exchangeable Shares are not entitled as such to receive notice of or attend any meeting of the shareholders of Vermilion or to vote at any such meeting. Holders of Exchangeable Shares will have the notice and voting rights respecting meetings of the Trust that are provided in the Voting and Exchange Trust Agreement. See "Voting and Exchange Trust Agreement - Voting Rights".

Amendment and Approval

The rights, privileges, restrictions and conditions attaching to the Exchangeable Shares may be changed only with the approval of the holders thereof. Any such approval or any other approval or consent to be given by the holders of the Exchangeable Shares will be sufficiently given if given in accordance with applicable law and subject to a minimum requirement that such approval or consent be evidenced by a resolution passed by not less than two-thirds of the votes cast thereon (other than shares beneficially owned by the Trust, or any of its subsidiaries and other affiliates) at a meeting of the holders of the Exchangeable Shares duly called and held at which holders of at least 5% of the then outstanding Exchangeable Shares are present in person or represented by proxy. In the event that no such quorum is present at such meeting within one-half hour after the time appointed therefore, then the meeting will be adjourned to such place and time (not less than ten days later) as may be determined at the original meeting and the holders of Exchangeable Shares present in person or represented by proxy at the adjourned meeting will constitute a quorum thereat and may transact the business for which the meeting was originally called. At the adjourned meeting, a resolution passed by the affirmative vote of not less than two-thirds of the votes cast thereon (other than shares beneficially owned by the Trust or any of its subsidiaries and other affiliates) will constitute the approval or consent of the holders of the Exchangeable Shares.

Actions by the Trust under the Support Agreement and the Voting and Exchange Trust Agreement

Under the Exchangeable Share Provisions, Vermilion will agree to take all such actions and do all such things as are necessary or advisable to perform and comply with its obligations under, and to ensure the performance and compliance by the Trust with its obligations under, the Support Agreement and the Voting and Exchange Trust Agreement.

Non-Resident and Tax-Exempt Holders

Exchangeable Shares will not be issued to persons who are Non-Residents or who are exempt from tax under Part I of the Tax Act.

Voting and Exchange Trust Agreement

Voting Rights

In accordance with the Voting and Exchange Trust Agreement, the Trust will issue a Special Voting Right to Computershare Trust Company of Canada, the Voting and Exchange Trust Agreement Trustee, for the benefit of the holders (other than the Trust and Trust Subsidiary) of the Exchangeable Shares. The Special Voting Right will carry a number of votes, exercisable at any meeting at which Unitholders are entitled to vote, equal to the number of Trust Units (rounded down to the nearest whole number) into which the Exchangeable Shares are then exchangeable multiplied by the number of votes to which the holder of one Trust Unit is then entitled. With respect to any written consent sought from the Unitholders, each vote attached to the Special Voting Right will be exercisable in the same manner as set forth above.

2005 Annual Information Form - Vermilion Energy Trust

Each holder of an Exchangeable Share on the record date for any meeting at which Unitholders are entitled to vote will be entitled to instruct the Voting and Exchange Trust Agreement Trustee to exercise that number of votes attached to the Special Voting Right which relate to the Exchangeable Shares held by such holder. The Voting and Exchange Trust Agreement Trustee will exercise each vote attached to the Special Voting Right only as directed by the relevant holder and, in the absence of instructions from a holder as to voting, will not exercise such votes.

The Voting and Exchange Trust Agreement Trustee will send to the holders of the Exchangeable Shares the notice of each meeting at which the Unitholders are entitled to vote, together with the related meeting materials and a statement as to the manner in which the holder may instruct the Voting and Exchange Trust Agreement Trustee to exercise the votes attaching to the Special Voting Right, at the same time as the Trust sends such notice and materials to the Unitholders. The Voting and Exchange Trust Agreement Trustee will also send to the holders copies of all information statements, interim and annual financial statements, reports and other materials sent by the Trust to the Unitholders at the same time as such materials are sent to the Unitholders. To the extent such materials are provided to the Voting and Exchange Trust Agreement Trustee by the Trust, the Voting and Exchange Trust Agreement Trustee will also send to the holders all materials sent by third parties to Unitholders, including dissident proxy circulars and tender and exchange offer circulars, as soon as possible after such materials are first sent to Unitholders.

All rights of a holder of Exchangeable Shares to exercise votes attached to the Special Voting Right will cease upon the exchange of all such holder's Exchangeable Shares for Trust Units. With the exception of administrative changes for the purpose of adding covenants for the protection of the holders of the Exchangeable Shares, making necessary amendments or curing ambiguities or clerical errors (in each case provided that the board of directors of Trust Subsidiary and Vermilion are of the opinion that such amendments are not prejudicial to the interests of the holders of the Exchangeable Shares), the Voting and Exchange Trust Agreement may not be amended without the approval of the holders of the Exchangeable Shares.

Optional Exchange Right

Upon the occurrence and during the continuance of:

(a)	an Insolvency Event; or

(b)	circumstances in which the Trust or Trust Subsidiary may exercise a Call Right, but elect not to exercise such Call Right;

a holder of Exchangeable Shares will be entitled to instruct the Trustee to exercise the Optional Exchange Right with respect to any or all of the Exchangeable Shares held by such holder, thereby requiring the Trust or Trust Subsidiary to purchase such Exchangeable Shares from the holder. Immediately upon the occurrence of (i) an Insolvency Event, (ii) any event which will, with the passage of time or the giving of notice, become an Insolvency Event, or (iii) the election by the Trust and Trust Subsidiary not to exercise a Call Right which is then exercisable by the Trust and Trust Subsidiary, Vermilion, the Trust or Trust Subsidiary will give notice thereof to the Trustee. As soon as practicable thereafter, the Trustee will then notify each affected holder of Exchangeable Shares (who has not already provided instructions respecting the exercise of the Optional Exchange Right) of such event or potential event and will advise such holder of its rights with respect to the Optional Exchange Right.

The purchase price payable by the Trust or Trust Subsidiary for each Exchangeable Share to be purchased under the Optional Exchange Right will be satisfied by the issuance of that number of Trust Units equal to the Exchange Ratio as at the last business day prior to the day of closing of the purchase and sale of such Exchangeable Share under the Exchange Right (the "Exchange Price").

If, as a result of solvency provisions of applicable law, Vermilion is unable to redeem all of a holder's Exchangeable Shares which such holder is entitled to have redeemed in accordance with the Exchangeable Share Provisions, the holder will be deemed to have exercised the Optional Exchange Right with respect to the unredeemed Exchangeable Shares and the Trust or Trust Subsidiary will be required to purchase such shares from the holder in the manner set forth above.

Support Agreement

The Trust Support Obligation

Under the Support Agreement, the Trust will agree that:

2005 Annual Information Form - Vermilion Energy Trust

(a)
the Trust will take all actions and do all things necessary to ensure that Vermilion is able to pay to the holders of the Exchangeable Shares the Liquidation Amount in the event of a liquidation, dissolution or winding-up of Vermilion, the Retraction Price in the event of the giving of a Retraction Request by a holder of Exchangeable Shares, or the Redemption Price in the event of a redemption of Exchangeable Shares by Vermilion; and

(b)	the Trust will not vote or otherwise take any action or omit to take any action causing the liquidation, dissolution or winding-up of Vermilion.

The Support Agreement will also provide that the Trust will not issue or distribute to the holders of all or substantially all of the outstanding Trust Units:

(a)	additional Trust Units or securities convertible into Trust Units;

(b)	rights, options or warrants for the purchase of Trust Units; or

(c)	units or securities of the Trust other than Trust Units, evidences of indebtedness of the Trust or other assets of the Trust;

unless the same or an equivalent distribution is made to holders of Exchangeable Shares, an equivalent change is made to the Exchangeable Shares, or the approval of Vermilion and holders of Exchangeable Shares has been obtained.

In addition, the Trust may not subdivide, reduce, consolidate, reclassify or otherwise change the terms of the Trust Units unless an equivalent change is made to the Exchangeable Shares or the approval of the holders of Exchangeable Shares has been obtained.

In the event of any proposed takeover bid, or similar transaction affecting the Trust Units and supported by the Trust, the Trust will use reasonable efforts to take all actions necessary or desirable to enable holders of Exchangeable Shares to participate in such transaction to the same extent and on an economically equivalent basis as the Unitholders.

The Support Agreement also provides that, as long as any outstanding Exchangeable Shares are owned by any person or entity other than the Trust or any of its respective subsidiaries and other affiliates, the Trust will, unless approval to do otherwise is obtained from the holders of Exchangeable Shares, remain the direct or indirect beneficial owner collectively of more than 50% of all of the issued and outstanding voting securities of Vermilion, provided that the Trust will not be in violation of this obligation if a party acquires all or substantially all of the assets of the Trust. With the exception of administrative changes for the purpose of adding covenants for the protection of the holders of the Exchangeable Shares, making certain necessary amendments or curing ambiguities or clerical errors (in each case provided that the board of directors of Vermilion and the Trustee are of the opinion that such amendments are not prejudicial to the interests of the holders of the Exchangeable Shares), the Support Agreement may not be amended without the approval of the holders of the Exchangeable Shares.

Under the Support Agreement, the Trust will agree to not exercise any voting rights attached to the Exchangeable Shares owned by it or any of its subsidiaries and other affiliates on any matter considered at meetings of holders of Exchangeable Shares (including any approval sought from such holders in respect of matters arising under the Support Agreement).

Delivery of Trust Units

The Trust will agree to make such filings and seek such regulatory consents and approvals as are necessary so that the Trust Units issuable upon the exchange of Exchangeable Shares will be issued in compliance with applicable securities laws in Canada and may be traded freely on the TSX or such other exchange on which the Trust Units may be listed, quoted or posted for trading from time to time.

Notes

The following summary of the material attributes and characteristics of the Notes does not purport to be complete and is qualified in its entirety by reference to the provisions of a note indenture (the "Note Indenture") dated January 16, 2003 and made between Vermilion Acquisition Ltd. (prior to its amalgamation with Vermilion under the Arrangement) and Computershare Trust Company of Canada, as trustee (the "Note Trustee"), which contains a complete statement of such attributes and characteristics. The Notes have been issued under the Note Indenture.

2005 Annual Information Form - Vermilion Energy Trust

Terms and Issue of Notes

Pursuant to the Arrangement, Notes were issued to the Trust and to former holders of common shares and options of Vermilion. Notes issued to such former holders were transferred by such holders to the Trust in return for Trust Units. As a result, the Trust holds all of the issued and outstanding Notes.

The Notes are unsecured and bear interest from the date of issue at 13% per annum. Interest will be payable for each month during the term on the 15th day of the month following such month. The first interest payment was due on March 15, 2003 for the period commencing on the Effective Date and ending on February 28, 2003.

Although pursuant to the terms of the Note Indenture Vermilion is permitted to make payments against the principal amount of the Notes outstanding from time to time without notice or bonus, Vermilion is not required to make any payment in respect of principal until December 31, 2028, subject to the terms of any secured financing and subject to extension in the limited circumstances provided in the Note Indenture.

In contemplation of the possibility that Notes may be distributed to Unitholders upon the redemption of their Trust Units, the Note Indenture provides that if persons other than the Trust (the "Non-Fund Holders") own Notes having an aggregate principal amount in excess of $1,000,000, either the Trust or the Non-Fund Holders shall be entitled, among other things, to require the Note Trustee to exercise the powers and remedies available under the Note Indenture upon an event of default and, with the Trust, the Non-Fund Holders may provide consents, waivers or directions relating generally to the variance of the Note Indenture and the rights of noteholders. The Note Indenture will allow the Trust flexibility to delay payments of interest or principal otherwise due to it while payment is made to other noteholders, and to allow other noteholders to be paid out before the Trust. Any delayed payments will be due 5 days after demand.

Principal and interest on the Notes will be payable in lawful money of Canada directly to the holders of Notes at their address set forth in the register of holders of Notes.

Ranking

The Notes will be unsecured debt obligations of Vermilion and will rank pari passu with all other unsecured indebtedness of Vermilion, but subordinate to all secured debt.

Events of Default

The Note Indenture will provide that any of the following shall constitute an Event of Default: (a) default in payment of the principal of the Notes when required; (b) the failure to pay all of the interest obligations on the Notes for a period of three months; (c) if Vermilion has defaulted and a demand for payment has been made under any material instrument, indenture or document evidencing indebtedness of more than $5 million and Vermilion has failed to remedy such default within applicable curative periods; (d) certain events of winding-up, liquidation, bankruptcy, insolvency, receivership or seizure; (e) default in the observance or performance of any other covenant or condition of the Note Indenture and continuance of such default for a period of 30 days after notice in writing has been given by the Note Trustee to Vermilion specifying such default and requiring Vermilion to rectify the same; (f) Vermilion ceasing to carry on its business; and (g) material default by Vermilion under material agreements if property is liable to forfeiture or termination.

Royalty Agreement

Coincident with the Arrangement becoming effective, the Partnership and the Trust entered into the Royalty Agreement pursuant to which the Partnership granted the Royalty to the Trust. As owner of the Royalty, the Trust is entitled to cash distributions of approximately 99% of the cash flow from all present and future oil and gas properties and related tangibles owned by the Partnership after certain costs, expenditures and deductions which include 99% of: (i) all amounts of interest and principal payable by Vermilion on account of or in respect of its credit facilities (ii) specified amounts of interest and principal payable by Vermilion on account of or in respect of its indebtedness to the Trust; (iii) the Partnership's share of operating costs and capital expenditures; (iv) amounts required to be paid to certain reserves; (v) general and administrative expenses; and (vi) acquisition costs of future oil and gas properties and related tangibles. Such cash distributions are to be paid on or about the 15th day of the second month following the month to which the distribution relates.

2005 Annual Information Form - Vermilion Energy Trust

From time to time upon notice from the Partnership, the Trust has an obligation (the "Deferred Purchase Price Obligation") to pay the Partnership, as additional consideration for the Royalty, such portion of the acquisition cost of future oil and gas properties and capital expenditures including amounts borrowed by Vermilion to fund such costs and expenditures as may be designated by the Partnership. The Trust's obligation to pay amounts as a Deferred Purchase Price Obligation is subject to it having available funds from certain designated sources.

The Partnership is entitled to make farmouts or other similar dispositions of specific interests in any part of the properties subject to the Royalty, and upon the farmee or other participant earning its interest pursuant to the farmout or other disposition, the Royalty shall burden only the working interest retained by or reserved to the Partnership. Any net proceeds from the sale of properties subject to the Royalty (to the extent allocable to petroleum and natural gas rights) shall be allocated to the Trust as to 99%. The remaining 1% and all amounts allocated to tangibles and miscellaneous interests shall be allocated to the Partnership.

Under the Royalty Agreement, the Trust is obligated to reimburse the Partnership in respect of 99% of certain non-deductible crown royalties paid by the Partnership; and the Partnership shall be entitled to set off such amounts reimbursable to it against payments to the Trust on account of the Royalty.

The Royalty does not constitute an interest in land. Except upon the insolvency of the Partnership, the Trust is not entitled to take its share of production in kind or to separately sell or market its share of petroleum substances.

MARKET FOR, PRICE RANGE AND TRADING VOLUME OF SECURITIES

The outstanding Trust Units of the Trust are listed and posted for trading on the TSX under the symbol VET.UN. The following table sets forth the closing price range and trading volume of the Trust Units for the periods indicated:

2005	High	Low	Volume (000's)
January	$21.62	$19.67	3,931
February	$23.50	$21.22	6,400
March	$23.99	$20.61	4,714
April	$23.25	$20.14	3,669
May	$23.53	$20.21	3,623
June	$24.20	$22.50	3,306
July	$25.85	$23.39	3,363
August	$27.34	$24.00	3,407
September	$29.67	$26.10	3,734
October	$29.49	$22.83	4,971
November	$29.89	$25.05	3,879
December	$30.42	$28.42	4,746
2006	High	Low	Volume (000's	)
January	$31.07	$29.55	3,061
February	$31.21	$26.51	4,230
March 1 to 15	$33.27	$30.40	2,805

CONFLICTS OF INTEREST

The directors and officers of Vermilion are engaged in and will continue to engage in other activities in the oil and natural gas industry and, as a result of these and other activities, the directors and officers of Vermilion may become subject to conflicts of interest. The ABCA provides that in the event that a director has an interest in a contract or proposed contract or agreement, the director shall disclose his interest in such contract or agreement and shall refrain from voting on any matter in respect of such contract or agreement unless otherwise provided under the ABCA. To the extent that conflicts of interest arise, such conflicts will be resolved in accordance with the provisions of the ABCA.

As at the date hereof, neither the Trust nor Vermilion is aware of any existing or potential material conflicts of interest between the Trust and Vermilion and a director or officer of Vermilion.

2005 Annual Information Form - Vermilion Energy Trust

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Neither the Trustee, Vermilion nor any director or officer of Vermilion, nor any other insider of the Trust, or Vermilion, nor any associate or affiliate of any one of them has or has had, at any time since the year ended December 31, 2005, any material interest, direct or indirect, in any transaction or proposed transaction that has materially affected or would materially affect the Trust or Vermilion.

LEGAL PROCEEDINGS

The Trust is not party to any significant legal proceedings as of March 15, 2006.

MATERIAL CONTRACTS

The Trust has not entered into any material contracts outside its normal course of business.

INTERESTS OF EXPERTS

As at the date hereof, principals of GLJ, the independent engineers for the Trust, personally disclosed in certificates of qualification that they neither had nor expected to receive any of the outstanding Trust Units.

TRANSFER AGENT AND REGISTRAR

The transfer agent and registrar for the Trust Units is Computershare Trust Company of Canada at its principal offices in Calgary, Alberta and Toronto, Ontario.

RISK FACTORS

The following is a summary of certain risk factors relating to the business of Vermilion and the Trust. The following information is a summary only of certain risk factors and is qualified in its entirety by reference to, and must be read in conjunction with, the detailed information appearing elsewhere in this annual information form. Unitholders and potential Unitholders should consider carefully the information contained herein and, in particular, the following risk factors.

Reserve Estimates

The reserve and recovery information contained in the GLJ Report is only an estimate and the actual production and ultimate reserves from the properties may be greater or less than the estimates prepared by GLJ.

Volatility of Oil and Natural Gas Prices

The Trust's operational results and financial condition will be dependent on the prices received by Vermilion for oil and natural gas production. Oil and natural gas prices have fluctuated widely during recent years and are determined by supply and demand factors, including weather and general economic conditions as well as conditions in other oil and natural gas regions. Any decline in oil and natural gas prices could have an adverse effect on Vermilion's ability to satisfy its obligations under the Notes and on amounts, if any, payable by the Partnership to the Trust under the Royalty Agreement thereby decreasing the amount of Distributable Cash to be distributed to Unitholders.

Changes in Legislation

There can be no assurance that income tax laws and government incentive programs relating to the oil and gas industry in Canada and the foreign jurisdictions in which the Trust operates, will not be changed in a manner which adversely affects Unitholders. This includes, but is not limited to the status of mutual fund trusts and the resource allowance.

Investment Eligibility

If the Trust ceases to qualify as a mutual fund trust, the Trust Units will cease to be qualified investments for registered retirement savings plans, registered retirement income funds, deferred profit sharing plans and registered education savings plans ("Exempt Plans") which will have adverse tax consequences to Exempt Plans or their annuitants or beneficiaries.

2005 Annual Information Form - Vermilion Energy Trust

Competition

Vermilion actively competes for reserve acquisitions, exploration leases, licences and concessions and skilled industry personnel with a substantial number of other oil and gas companies, some of which have significantly greater financial resources than Vermilion. Vermilion's competitors include major integrated oil and natural gas companies and numerous other independent oil and natural gas companies and individual producers and operators.

The oil and gas industry is highly competitive. Vermilion's competitors for the acquisition, exploration, production and development of oil and natural gas properties, and for capital to finance such activities, include companies that have greater financial and personnel resources available to them than Vermilion.

Vermilion's ability to successfully bid on and acquire additional property rights, to discover reserves, to participate in drilling opportunities and to identify and enter into commercial arrangements with customers will be dependent upon developing and maintaining close working relationships with its future industry partners and joint operators and its ability to select and evaluate suitable properties and to consummate transactions in a highly competitive environment.

Operational Matters

The operation of oil and gas wells involves a number of operating and natural hazards which may result in blowouts, environmental damage and other unexpected or dangerous conditions resulting in damage to Vermilion and possible liability to third parties. Vermilion will maintain liability insurance, where available, in amounts consistent with industry standards. Business interruption insurance may also be purchased for selected facilities, to the extent that such insurance is available. Vermilion may become liable for damages arising from such events against which it cannot insure or against which it may elect not to insure because of high premium costs or other reasons. Costs incurred to repair such damage or pay such liabilities may impair Vermilion's ability to satisfy its obligations under the Notes or reduce the amount receivable by the Trust from the Partnership under the Royalty Agreement.

Continuing production from a property, and to some extent the marketing of production therefrom, are largely dependent upon the ability of the operator of the property. To the extent the operator fails to perform these functions properly, revenue may be reduced. Payments from production generally flow through the operator and there is a risk of delay and additional expense in receiving such revenues if the operator becomes insolvent. Although satisfactory title reviews are generally conducted in accordance with industry standards, such reviews do not guarantee or certify that a defect in the chain of title may not arise to defeat the claim of Vermilion or its subsidiaries to certain properties. Such circumstances could impair Vermilion's ability to satisfy its obligations under the Notes or reduce the amount receivable by the Trust from the Partnership under the Royalty Agreement.

Environmental Concerns

The oil and natural gas industry is subject to environmental regulation pursuant to local, provincial and federal legislation. A breach of such legislation may result in the imposition of fines or issuance of clean up orders in respect of Vermilion or its assets. Such legislation may be changed to impose higher standards and potentially more costly obligations on Vermilion. Although the Trust has established a reclamation fund for the purpose of funding its currently estimated future environmental and reclamation obligations based on its current knowledge, there can be no assurance that the Trust will be able to satisfy its actual future environmental and reclamation obligations.

Kyoto Protocol

Canada, France and Netherlands are signatories to the United Nations Framework Convention on Climate Change and all have ratified the Kyoto Protocol established thereunder. Canada, France and Netherlands, as Annex B parties to the Kyoto Protocol, and France and Netherlands as a party to the European Union Regional Integration Organization, are required to set legally binding targets to reduce nation-wide emissions of carbon dioxide, methane, nitrous oxide and other so-called "greenhouse gasses".

Vermilion's exploration and production facilities and other operations and activities in Canada, France, Netherlands and Australia will emit a small amount of greenhouse gasses which may subject Vermilion to legislation regulating emissions of greenhouse gases and which may include a requirement to reduce emissions or emissions intensity from Vermilion's operations and facilities. The direct or indirect costs of complying with emissions regulations may adversely affect the business of Vermilion in Canada, France, the Netherlands and Australia.

2005 Annual Information Form - Vermilion Energy Trust

Debt Service

Vermilion may, from time to time, finance a significant portion of its operations through debt (other than the Notes). Amounts paid in respect of interest and principal on debt incurred by Vermilion may impair Vermilion's ability to satisfy its obligations under the Notes or reduce the amount received by the Trust under the Royalty Agreement. Variations in interest rates and scheduled principal repayments could result in significant changes in the amount required to be applied to debt service before payment by Vermilion of its obligations under the Notes or the Royalty Agreement. Ultimately, this may result in lower levels of Distributable Cash for the Trust.

Lenders will be provided with security over substantially all of the assets of Vermilion its Subsidiaries and the Trust. If Vermilion becomes unable to pay its debt service charges or otherwise commits an event of default such as bankruptcy, a lender may foreclose on or sell the assets of Vermilion its Subsidiaries and the Trust.

Delay in Cash Distributions

In addition to the usual delays in payment by purchasers of oil and natural gas to the operators of the properties, and by the operator to Vermilion, payments between any of such parties may also be delayed by restrictions imposed by lenders, delays in the sale or delivery of products, delays in the connection of wells to a gathering system, blowouts or other accidents, recovery by the operator of expenses incurred in the operation of the properties or the establishment by the operator of reserves for such expenses.

Taxation of Vermilion

Vermilion is subject to taxation in each taxation year on its income for the year, after deducting interest paid to the Trust pursuant to the Note Indenture and after deducting payments, if any, made to the Trust with respect to the Royalty Agreement. During the period that Exchangeable Shares issued by Vermilion are outstanding, a portion of the cash flow from operations will be subject to tax to the extent that there are not sufficient resource pool deductions, capital cost allowance or utilization of prior years non-capital losses to reduce taxable income to zero. Vermilion intends to deduct, in computing its income for tax purposes, the full amount available for deduction in each year associated with the income tax resource pools, undepreciated capital cost ("UCC") and non-capital losses carried forward from Vermilion, if any, plus resource pools and UCC created by capital expenditures of Vermilion. If there are not sufficient resource pools, UCC and non-capital losses carried forward or other deductions to shelter the income of Vermilion, then cash taxes may be payable by Vermilion. In addition, there can be no assurance that taxation authorities will not seek to challenge the amount of interest expense. If such a challenge were to succeed against Vermilion, it could materially adversely affect the amount of Distributable Cash available.

Further, interest on the Notes accrues at the Trust level for income tax purposes whether or not actually paid. The Trust Indenture provides that an amount equal to the taxable income of the Trust will be distributed each year to Unitholders in order to reduce the Trust's taxable income to zero. Where interest payments on the Notes are due but not paid in whole or in part, the Trust Indenture provides that any additional amount necessary to be distributed to Unitholders may be distributed in the form of Units rather than in cash. Unitholders will be required to include such additional amount in income even though they do not receive a cash distribution.

Depletion of Reserves

The Trust has certain unique attributes which differentiate it from other oil and gas industry participants. Distributions of Distributable Cash in respect of properties, absent commodity price increases or cost effective acquisition and development activities, will decline over time in a manner consistent with declining production from typical oil, natural gas and natural gas liquids reserves. Vermilion will not be reinvesting cash flow in the same manner as other industry participants. Accordingly, absent capital injections or acquisitions of additional oil and gas properties, Vermilion's initial production levels and reserves will decline.

Vermilion's future oil and natural gas reserves and production, and therefore its cash flows, will be highly dependent on Vermilion's success in exploiting its reserve base and acquiring additional reserves. Without reserve additions through acquisition or development activities, Vermilion's reserves and production will decline over time as reserves are exploited.

2005 Annual Information Form - Vermilion Energy Trust

Net Asset Value

The net asset value of the assets of the Trust from time to time will vary dependent upon a number of factors beyond the control of management, including oil and gas prices. The trading prices of the Trust Units from time to time is also determined by a number of factors which are beyond the control of management and such trading prices may be greater than the net asset value of the Trust's assets.

Return of Capital

Trust Units will have no value when reserves from the underlying assets of the Trust can no longer be economically produced and, as a result, cash distributions do not represent a "yield" in the traditional sense as they represent both return of capital and return on investment.

Nature of Trust Units

The Trust Units do not represent a traditional investment in the oil and natural gas sector and should not be viewed by investors as shares in Vermilion. The Trust Units represent a fractional interest in the Trust. As holders of Trust Units, Unitholders will not have the statutory rights normally associated with ownership of shares of a corporation including, for example, the right to bring "oppression" or "derivative" actions. The Trust's sole assets will be its shares in Vermilion, the Notes, the Royalty Agreement and other investments in securities. The price per Trust Unit is a function of anticipated Distributable Cash, the underlying assets of the Trust and management's ability to effect long-term growth in the value of the Trust. The market price of the Trust Units will be sensitive to a variety of market conditions including, but not limited to, interest rates and the ability of the Trust to acquire suitable oil and natural gas properties. Changes in market conditions may adversely affect the trading price of the Trust Units.

The Trust Units are not "deposits" within the meaning of the Canada Deposit Insurance Corporation Act (Canada) and are not insured under the provisions of that Act or any other legislation. Furthermore, the Trust is not a trust company and, accordingly, is not registered under any trust and loan company legislation as it does not carry on or intend to carry on the business of a trust company.

Unitholders Limited Liability

The Trust Indenture provides that no Unitholders will be subject to any liability in connection with the Trust or its obligations and affairs and, in the event that a court determines Unitholders are subject to any such liabilities, the liabilities will be enforceable only against, and will be satisfied only out of the Trust's assets. Pursuant to the Trust Indenture, the Trust will indemnify and hold harmless each Unitholder from any costs, damages, liabilities, expenses, charges and losses suffered by a Unitholder resulting from or arising out of such Unitholder not having such limited liability.

The Trust Indenture provides that all written instruments signed by or on behalf of the Trust must contain a provision to the effect that such obligation will not be binding upon Unitholders personally. Personal liability may also arise in respect of claims against the Trust that do not arise under contracts, including claims in tort, claims for taxes and possibly certain other statutory liabilities. The possibility of any personal liability of this nature arising is considered unlikely.

In addition, the Income Trust Liability Act (Alberta) provides that the beneficiary of a trust that is (a) created by a trust instrument governed by the laws of Alberta, and (b) a reporting issuer as defined in the Securities Act (Alberta), is not liable as a beneficiary for any act, default, obligation or liability of the trustee.

The operations of the Trust will be conducted, upon the advice of counsel, in such a way and in such jurisdictions as to avoid as far as possible any material risk of liability on the Unitholders for claims against the Trust.

Statutory Remedies

The Trust is not a legally recognized entity within the relevant definitions of the Bankruptcy and Insolvency Act (Canada), the Companies' Creditors Arrangement Act (Canada) and in some cases, the Winding Up and Restructuring Act (Canada). As a result, in the event a restructuring of the Trust was necessary, the Trust would not be able to access the remedies available thereunder. In the event of a restructuring, a holder of Trust Units may be in a different position that a holder of unsecured indebtedness of a corporation.

2005 Annual Information Form - Vermilion Energy Trust

Variations in Interest Rates and Foreign Exchange Rates

Variations in interest rates could result in a significant change in the amount the Trust pays to service debt, potentially impacting distributions to Unitholders.

In addition, the exchange rate for the Canadian dollar versus the U.S. dollar has increased significantly over the last 12 months, resulting in the receipt by the Trust of fewer Canadian dollars for its production which may affect future distributions. VRL has initiated certain hedges to mitigate these risks. The increase in the exchange rate for the Canadian dollar and future Canadian/United States exchange rates may impact future distributions and the future value of the Trust's reserves as determined by independent evaluators.

Mutual Fund Trust Status

It is intended that the Trust continue to qualify as a mutual fund trust for the purposes of the Income Tax Act (Canada) (the "Tax Act"). The Trust may not, however, always be able to satisfy any future requirement for the maintenance of mutual fund trust status. Should the status of the Trust as a mutual fund trust be lost or successfully challenged by a relevant tax authority, certain adverse consequences may arise for the Trust and Unitholders. Some of the significant consequences of losing mutual fund trust status are as follows:

•
By virtue of its status as a mutual fund trust, the Trust has been accepted for registration as a "registered investment" for registered retirement savings plans ("RRSPs"), registered retirement income funds ("RRIFs"), deferred profit sharing plans and registered education savings plans (“RESPs”) (collectively, "Exempt Plans"). As such, Trust Units are qualified investments for Exempt Plans and if the Trust's status as a "registered investment" is revoked in any year by virtue of ceasing to be a "mutual fund trust", the Trust Units would remain as qualified investments for Exempt Plans and RESPs until the end of the year following such year.

•
Where at the end of any month an Exempt Plan holds Trust Units that are not qualified investments, the Exempt Plan must, in respect of that month, pay a tax under Part XI.1 of the Tax Act equal to 1 percent of the fair market value of the Trust Units at the time such Trust Units were acquired by the Exempt Plan. An RRSP or RRIF holding Trust Units that are not qualified investments would become taxable on income attributable to the Trust Units while they are not qualified investments (including the entire amount of any capital gain arising on a disposition of the non-qualified investment). RESPs which hold Trust Units that are not qualified investments may have their registration revoked by the Canada Customs and Revenue Agency.

•
The Trust would be taxed on certain types of income distributed to Unitholders, including income generated by the royalty held by the Trust. Payment of this tax may have adverse consequences for some Unitholders, particularly Unitholders that are not residents of Canada and residents of Canada that are otherwise exempt from Canadian income tax.

•	The Trust would cease to be eligible for the capital gains refund mechanism available under the Tax Act.

•
Trust Units held by Unitholders that are not residents of Canada would become taxable Canadian property. These non-resident holders would be subject to Canadian income tax on any gains realized on a disposition of Trust Units held by them.

In addition, the Trust may take certain measures in the future to the extent the Trust believes such measures are necessary to ensure the Trust maintains its status as a mutual fund trust. These measures could be adverse to certain holders of Trust Units.

ADDITIONAL INFORMATION

Additional information relating to the Trust may be found on SEDAR at www.sedar.com. Additional information related to the remuneration and indebtedness of the directors and officers of VRL, and the principal holders of Trust Units and Rights to purchase Trust Units and securities authorized for issuance under the Trust's equity compensation plans, where applicable, are contained in the information circular of the Trust in respect of its most recent annual meeting of Unitholders. Additional financial information is provided in the Trust's audited financial statements and management's discussion and analysis for the year ended December 31, 2005.

2005 Annual Information Form - Vermilion Energy Trust

SCHEDULE "A"
REPORT ON RESERVES DATA BY INDEPENDENT QUALIFIED RESERVES EVALUATOR OR AUDITOR (FORM 51-101F2)

To the board of directors of Vermilion Energy Trust (the "Company"):

1.	We have prepared an evaluation of the Company’s reserves data as at December 31, 2005. The reserves data consist of the following:

(a)	(i)	proved and proved plus probable oil and gas reserves estimated as at December 31, 2005, using forecast prices and costs; and

(ii)	the related estimated future net revenue; and

(b)	(i)	proved oil and gas reserves estimated as at December 31, 2005, using constant prices and costs; and

(ii)	the related estimated future net revenue.

2.	The reserves data are the responsibility of the Company’s management. Our responsibility is to express an opinion on the reserves data based on our evaluation.

We carried out our evaluation in accordance with standards set out in the Canadian Oil and Gas Evaluation Handbook (the "COGE Handbook") prepared jointly by the Society of Petroleum Evaluation Engineers (Calgary Chapter) and the Canadian Institute of Mining, Metallurgy & Petroleum (Petroleum Society).

3.
Those standards require that we plan and perform an evaluation to obtain reasonable assurance as to whether the reserves data are free of material misstatement. An evaluation also includes assessing whether the reserves data are in accordance with principles and definitions in the COGE Handbook.

4.
The following table sets forth the estimated future net revenue (before deduction of income taxes) attributed to proved plus probable reserves, estimated using forecast prices and costs and calculated using a discount rate of 10 percent, included in the reserves data of the Company evaluated by us for the year ended December 31, 2005, and identifies the respective portions thereof that we have audited, evaluated and reviewed and reported on to the Company's board of directors:

	Description and	Location of Reserves	Net Present Value of Future Net Revenue
Independent	Preparation Date of	(Country or Foreign	(before income taxes, 10% discount rate - $M)
Qualified Reserves Evaluator	Evaluation Report	Geographic Area)	Audited	Evaluated	Reviewed	Total
GLJ Petroleum Consultants	February 17, 2006	Australia	-	$339.3	-	$339.3
GLJ Petroleum Consultants	February 17, 2006	Canada	-	$652.6	-	$652.6
GLJ Petroleum Consultants	February 17, 2006	France	-	$591.1	-	$591.1
GLJ Petroleum Consultants	February 17, 2006	Netherlands	-	$159.2	-	$159.2
TOTAL			-	$1,742.2	-	$1,742.2

5.	In our opinion, the reserves data respectively evaluated by us have, in all material respects, been determined and are in accordance with the COGE Handbook.

6.	We have no responsibility to update our reports referred to in paragraph 4 for events and circumstances occurring after their respective preparation dates.

7.	Because the reserves data are based on judgements regarding future events, actual results will vary and the variations may be material.

EXECUTED as to our report referred to above:

GLJ Petroleum Consultants Ltd., Calgary, Alberta, Canada, February 17, 2006

“Jodi L. Anhorn”
Jodi L. Anhorn, M. Sc., P. Eng. VP Corporate Evaluations

2005 Annual Information Form - Vermilion Energy Trust

SCHEDULE "B"
REPORT OF MANAGEMENT AND DIRECTORS ON OIL AND GAS DISCLOSURE (FORM 51-101F3)

Terms to which a meaning is ascribed in National Instrument 51-101 have the same meaning herein.

Management of Vermilion Energy Trust (the "Company") are responsible for the preparation and disclosure, or arranging for the preparation and disclosure of information with respect to the Company's oil and gas activities in accordance with securities regulatory requirements. This information includes reserves data, which consist of the following:

(a)	(1)	Proved and Proved plus probable oil and gas reserves estimated as at December 31, 2005 using forecast prices and costs; and

(ii)	the related estimated future net revenue; and

(b)	(2)	Proved oil and gas reserves estimated as at December 31, 2005 using constant prices and costs; and

(ii)	the related estimated future net revenue.

Independent qualified reserves evaluators have evaluated and reviewed the Company's reserves data. The report of the independent qualified reserves evaluators is presented in Schedule A to the Annual Information Form of the Company for the year ended December 31, 2005.

The Reserves Committee of the Board of Directors of the Company has:

(a)	reviewed the Company's procedures for providing information to the independent qualified reserves evaluators;

(b)	met with the independent qualified reserves evaluator(s) to determine whether any restrictions affected the ability of the independent qualified reserves evaluators to report without reservation; and

(c)	reviewed the reserves data with Management and the independent qualified reserves evaluators.

The Reserves Committee of the Board of Directors has reviewed the Company's procedures for assembling and reporting other information associated with oil and gas activities and has reviewed that information with Management. The Board of Directors has, on the recommendation of the Audit and Reserves Committee, approved:

(a)	the content and filing with securities regulatory authorities of the reserves data and other oil and gas information;

(b)	the filing of the report of the independent qualified reserves evaluator(s) on the reserves data; and

(c)	the content and filing of this report.

Because the reserves data are based on judgements regarding future events, actual results will vary and the variations may be material.

“Lorenzo Donadeo”
President and Chief Executive Officer

“Curtis Hicks”
Executive Vice President and Chief Financial Officer

“Larry J. Macdonald”
Director

“William F. Madison”
Director
March 15, 2006

2005 Annual Information Form - Vermilion Energy Trust

SCHEDULE "C"
AUDIT COMMITTEE TERMS OF REFERENCE
I.	PURPOSE

The primary function of the Audit Committee (the “Committee”) is to assist the Board in fulfilling its oversight responsibilities by reviewing:

A.	the financial information that will be provided to the unitholders and others;

B.	the systems of internal controls, management and the Board of Directors have established; and

C.	all audit processes.

D.
Primary responsibility for the financial reporting, information systems, risk management and internal controls of Vermilion Energy Trust (“Vermilion” or the “Trust”) is vested in management and is overseen by the Board.

II.	COMPOSITION AND OPERATIONS

A.	The Committee shall be composed of not fewer than three directors and not more than five directors, all of whom are independent [1]directors of Vermilion.

B.
All Committee members shall be “financially literate”[2] and at least one member shall have "accounting or related financial expertise". The Committee may include a member who is not financially literate, provided he or she attains this status within a reasonable period of time following his or her appoint and providing the Board has determined that including such member will not materially adversely affect the ability of the Committee to act independently.

C.	The Committee shall operate in a manner that is consistent with the Committee Guidelines outlined in Tab 8 of the Board Manual.

D.
Vermilion’s auditors shall be advised of the names of the committee members and will receive notice of and be invited to attend meetings of the Audit Committee, and to be heard at those meetings on matters relating to the Auditor's duties.

E.
The Committee has the authority to communicate with the external auditors as it deems appropriate to consider any matter that the Committee or auditors determine should be brought to the attention of the Board or unitholders.

F.	The Committee shall meet at least four times each year.

III.	DUTIES AND RESPONSIBILITIES

Subject to the powers and duties of the Board, the Committee will perform the following duties:

A.	Financial Statements and Other Financial Information
The Committee will review and recommend for approval to the Board financial information that will be made publicly available. This includes:

i)	review and recommend approval of Vermilion’s annual financial statements and MD&A and report to the Board of Directors before the statements are approved by the Board of Directors;

ii)	review and approve for release Vermilion’s quarterly financial statements and press release;

[1]	Independence requirements, including those specifically for Audit Committee members, are described in the Appendix to Tab 6, Board Operating Guidelines.
[2]
The Board has adopted the definition of “financial literacy”, contained in Multilateral Instrument 52-110, Audit Committees, which requires that an individual has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the issuer's financial statements.

2005 Annual Information Form - Vermilion Energy Trust

AUDIT COMMITTEE TERMS OF REFERENCE (CONTINUED)

iii)
satisfy itself that adequate procedures are in place for the review of the public disclosure of financial information extracted or derived from Vermilion’s financial statements, other than the public disclosure referred to in items (i) and (ii) above, and periodically assess the adequacy of those procedures; and

iv)	review the Annual Information Form and any Prospectus/Private Placement Memorandums.

Review and discuss:

v)	the appropriateness of accounting policies and financial reporting practices used by Vermilion;

vi)	any significant proposed changes in financial reporting and accounting policies and practices to be adopted by Vermilion; and

vii)	any new or pending developments in accounting and reporting standards that may affect Vermilion.

B.	Risk Management, Internal Control and Information Systems
The Audit Committee will review and obtain reasonable assurance that the risk management, internal control and information systems are operating effectively to produce accurate, appropriate and timely management and financial information. This includes:

i)	review the Trust’s risk management controls and policies;

ii)
obtain reasonable assurance that the information systems are reliable and the systems of internal controls are properly designed and effectively implemented through discussions with and reports from management, the internal auditor and external auditor; and

iii)	review management steps to implement and maintain appropriate internal control procedures including a review of policies.

C.	External Audit
The External Auditor is required to report directly to the Committee, which will review the planning and results of external audit activities and the ongoing relationship with the external auditor. This includes:

i)	review and recommend to the Board, for unitholder approval, engagement and compensation of the external auditor;

ii)	review the annual external audit plan, including but not limited to the following:
a)	engagement letter
b)	objectives and scope of the external audit work;
c)	procedures for quarterly review of financial statements;
d)	materiality limit;
e)	areas of audit risk;
f)	staffing;
g)	timetable; and
h)	proposed fees.

iii)	meet with the external auditor to discuss the Trust's quarterly and annual financial statements and the auditor's report including the appropriateness of accounting policies and underlying estimates;

iv)	maintain oversight the External Auditor’s work and advise the Board, including but not limited to:
a)	the resolution of any disagreements between management and the External Auditor regarding financial reporting;
b)	any significant accounting or financial reporting issue;
c)	the auditors' evaluation of Vermilion's system of internal controls, procedures and documentation;

2005 Annual Information Form - Vermilion Energy Trust

AUDIT COMMITTEE TERMS OF REFERENCE (CONTINUED)

d)
the post audit or management letter containing any findings or recommendation of the external auditor, including management’s response thereto and the subsequent follow-up to any identified internal control weaknesses;

e)	any other matters the external auditor brings to the Committee’s attention; and
f)	assess the performance and consider the annual appointment of external auditors for recommendation to the Board.

v)	review the auditor’s report on all material subsidiaries;

vi)	review and receive assurances on the independence of the external auditor;

vii)
review and pre-approve any non-audit services to be provided by the external auditor's firm or its affiliates (including estimated fees), and consider the impact on the independence of the external audit; and

viii)	meet periodically, and at least annually, with the external auditor without management present.

D.	Compliance
The Committee shall:

i)	Ensure that the External Auditor’s fees are disclosed by category in the Annual Information Form in compliance with regulatory requirements;

ii)	Disclose any specific policies or procedures has adopted for pre-approving non-audit services by the External Auditor including affirmation that they meet regulatory requirements;

iii)	Assist the Governance and Human Resources Committee with preparing the Trust’s governance disclosure by ensuring it has current and accurate information on:
a)	the independence of each Committee member relative to regulatory requirements for audit committees;
b)
the state of financial literacy of each Committee member, including the name of any member(s) currently in the process of acquiring financial literacy and when they are expected to attain this status; and

c)	the education and experience of each Committee member relevant to his or her responsibilities as Committee member.

iv)	Disclose if the Trust has relied upon any exemptions to the requirements for Audit Committees under regulatory requirements.

E.	Other
The Committee shall:

i)	establish and periodically review implementation of procedures for:
a)	the receipt, retention and treatment of complaints received by the Trust regarding accounting, internal accounting controls, or auditing matters; and
b)	the confidential, anonymous submission by employees of concerns regarding questionable accounting or auditing matters;

ii)	review and approve the Trust’s hiring policies regarding partners, employees and former partners and employees of the present and former External Auditor;

iii)	review insurance coverage of significant business risks and uncertainties;

iv)	review material litigation and its impact on financial reporting;

v)	review policies and procedures for the review and approval of officers’ expenses and perquisites; and

vi)	review the terms of reference for the Committee annually and make recommendations to the Board as required.

IV.	ACCOUNTABILITY

A.	The Committee Chair has the responsibility to make periodic reports to the Board, as requested, on financial matters relative to the Trust.

B.	The Committee shall report its discussions to the Board by maintaining minutes of its meetings and providing an oral report at the next Board meeting.

2005 Annual Information Form - Vermillion Energy Trust